                                                      Filed Pursuant to
                                                      Rule 424(b)(1)
                                                      Registration No. 333-62556


                                8,500,000 Shares

                            [APRIA HEALTHCARE LOGO]

                                  Common Stock

                               ------------------

     The selling stockholder is selling the shares of common stock. Apria Healthcare Group Inc. will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder.

     Apria's common stock is listed on The New York Stock Exchange under the symbol "AHG". The last reported sale price of the common stock on August 9, 2001 was $23.83 per share.

     The selling stockholder has granted the underwriters an option to purchase a maximum of 1,275,000 additional shares to cover over-allotments.

     INVESTING IN APRIA'S COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                                                       UNDERWRITING        PROCEEDS TO
                                                      PRICE TO         DISCOUNTS AND         SELLING
                                                       PUBLIC           COMMISSIONS        STOCKHOLDER
                                                  -----------------  -----------------  -----------------
Per Share.......................................       $23.83             $1.072             $22.758
Total...........................................    $202,555,000        $9,112,000        $193,443,000

     Delivery of the shares of common stock will be made on or about August 15, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

CREDIT SUISSE FIRST BOSTON                        BANC OF AMERICA SECURITIES LLC
                               ------------------

JPMORGAN                                                             UBS WARBURG

                 The date of this prospectus is August 9, 2001.

                               ------------------

                               TABLE OF CONTENTS

                                        Page
                                        ----
PROSPECTUS SUMMARY....................    1
RISK FACTORS..........................    5
ADDITIONAL INFORMATION................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................    7
USE OF PROCEEDS.......................    8
PRICE RANGE OF COMMON STOCK AND
  DIVIDEND POLICY.....................    8
SELECTED FINANCIAL DATA...............    9
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   11
BUSINESS..............................   21
SELLING STOCKHOLDER...................   32
DESCRIPTION OF CAPITAL STOCK..........   33
UNITED STATES TAXATION OF NON-U.S.
  HOLDERS.............................   34
UNDERWRITING..........................   38
NOTICE TO CANADIAN RESIDENTS..........   40
LEGAL MATTERS.........................   41
EXPERTS...............................   41
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE...........................   41
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     PROSPECTIVE INVESTORS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH APRIA HAS REFERRED PROSPECTIVE INVESTORS. APRIA HAS NOT AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT IS ONLY ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus, but does not contain all the information that may be important to a prospective investor. Prospective investors should read the following summary together with the more detailed information appearing elsewhere in this prospectus, including in Apria's consolidated financial statements and related notes. As used in this prospectus, the term "Apria" refers collectively to Apria Healthcare Group Inc. and its subsidiaries (unless the context indicates another meaning). Apria was formed in 1995 through the merger of Homedco Group, Inc. into Abbey Healthcare Group Incorporated. Abbey was incorporated in 1991 in the State of Delaware.

                          APRIA HEALTHCARE GROUP INC.

     Apria is one of the largest national providers of home healthcare services in the U.S. with a comprehensive service offering in home respiratory therapy, home infusion therapy and home medical equipment. Apria provides a variety of clinical services and related products and supplies to over 1.2 million patients annually in all 50 states through approximately 370 branches. Apria is focused on growth in the home respiratory therapy market and targets non-government payors, principally managed care and private insurance, which represented approximately 70% of Apria's revenues in 2000. Apria operates each of its service lines across a common information systems platform, which has led to enhanced financial controls, receivables collection and inventory management.

     Apria strategically targets the managed care and private insurance markets as a balance to government reimbursement. Through its size and diversity of products and services, Apria can offer comprehensive services to the customer bases of national managed care payors and private insurers in diverse markets. Apria also has the information systems in place to manage large national contracts since its systems support the utilization and cost reporting data that these payors require.

     Apria participates in the home respiratory therapy, home infusion therapy and home medical equipment service lines of the home healthcare industry. These service lines have experienced strong growth. The aging U.S. population, the comparative cost of the acute care setting and the introduction of new technologies, which allow patients to receive medically appropriate care at home without sacrificing quality, have all contributed to the growth of these service lines.

STRATEGY

     Apria is pursuing an operating strategy to increase its market share and improve its profitability. Key elements of its strategy are as follows:

     - MAINTAIN DISCIPLINED FOCUS ON EXISTING SERVICE OFFERINGS AND INCREASE EMPHASIS ON HOME RESPIRATORY THERAPY. Apria intends to remain in its three core businesses. Apria offers a comprehensive range of services, which gives it a competitive advantage with its core managed care customers and enables it to maintain a diversified revenue base. However, Apria expects to continue to increase the percentage of net revenues generated by home respiratory therapy, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.

     - SUPPLEMENT INTERNAL GROWTH WITH SELECTIVE ACQUISITIONS. Apria intends to continue to expand through internal growth in the home respiratory service line and through acquisitions in its target markets. From January 1, 1999 through June 30, 2001, Apria completed a number of acquisitions comprised largely of respiratory therapy businesses for an aggregate consideration of $120.6 million.

     - CONTINUE TO IMPLEMENT "BEST PRACTICES" PROGRAMS THROUGHOUT THE CORPORATE AND FIELD OPERATIONS. Apria's management team will continue to implement "best practices" programs throughout the company with the aim of achieving greater standardization, reduced costs, enhanced margins and stronger cash flow. At the corporate level, Apria has initiated a centralized receivables management program that has resulted in accounts receivable not exceeding 56 days sales outstanding at the end of each of the last 11 quarters. Additionally, Apria has started to develop and implement in the field standardized billing practices, common operating procedures and centralized purchasing for inventory, patient service equipment and supplies.

RECENT DEVELOPMENTS

     RECENT UNAUDITED FINANCIAL RESULTS. Apria's unaudited results for the six months and three months ended June 30, 2001, respectively, are summarized below:

                                                     SIX MONTHS ENDED         THREE MONTHS ENDED
                                                         JUNE 30,                  JUNE 30,
                                                  ----------------------    ----------------------
                                                    2000         2001         2000         2001
                                                  ---------    ---------    ---------    ---------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues....................................  $503,292     $554,834     $252,570     $283,480
Gross profit....................................   362,410      402,981      183,189      207,905
Earnings per common share -- assuming
  dilution......................................  $   0.50     $   0.62     $   0.26     $   0.31

     Net income for the quarter ended June 30, 2001 was $17.2 million, or $0.31 per share, compared to net income of $14.1 million, or $0.26 per share, for the second quarter of 2000. Net revenues for the three months ended June 30, 2001 were $283.5 million, a 12.2% increase compared to $252.6 million in the second quarter of 2000. The gross profit margin was 73.3% in the second quarter of 2001, compared to 72.5% in the second quarter of 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $65.1 million in the second quarter of 2001, compared to $61.0 million in the second quarter of 2000. Net operating cash flow was $55.7 million for the three months ended June 30, 2001, compared to $44.2 million in the second quarter of 2000. As of June 30, 2001, net accounts receivable were $157.1 million, with net days sales outstanding of 50 days. See "Selected Financial Data".

     CREDIT FACILITIES. On July 20, 2001, Apria closed a $400 million senior secured credit agreement with a syndicate of lenders. The senior credit facilities replace, on more favorable terms, the previously existing credit facility and Apria's 9 1/2% senior subordinated notes, which have now been fully paid. The senior credit facilities consist of: a $100 million five-year revolving credit facility; a $125 million five-year term loan A; and a $175 million six-year term loan B. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Long-Term Debt".

     OTHER EVENTS. The U.S. Attorney's office in Los Angeles is conducting an investigation of Apria's billing documentation. The U.S. Attorney's office has informed Apria that this investigation is the result of qui tam litigation, a private lawsuit filed by one or more individuals on behalf of the government. The amount of the claims in such actions could be highly material. Although Apria believes that the assertions in those actions are unwarranted, and is prepared to vigorously defend against any attempt to impose material liabilities or penalties, Apria can provide no assurances as to the outcome of these proceedings. See "Business -- Legal Proceedings".

APRIA'S PRINCIPAL EXECUTIVE OFFICES

     Apria's principal executive offices are located at 3560 Hyland Avenue, Costa Mesa, California 92626, and Apria's telephone number at that address is
(714) 427-2000.

                                  THE OFFERING

Common stock offered by the
selling stockholder...........     8,500,000 shares

Common stock to be outstanding
after the offering............    54,091,427 shares

Use of proceeds...............    Apria will not receive any proceeds from the
                                  sale of the common stock.

Risk factors..................    See "Risk Factors" beginning on page 5, as
                                  well as the information contained in this prospectus for a discussion of factors a prospective investor should carefully consider before deciding to invest in Apria's common stock.

New York Stock Exchange
symbol........................    AHG

     The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of June 30, 2001. It does not include 9,441,571 shares of common stock reserved for issuance under Apria's stock option and incentive plans, of which 6,366,807 shares are issuable upon exercise of outstanding options at a weighted average exercise price of $16.96 per share as of June 30, 2001.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     Prospective investors should read the following table of Apria's summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Apria's consolidated financial statements and the related notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1998, 1999, and 2000 and balance sheet data as of December 31, 1999, and 2000 are derived from Apria's audited consolidated financial statements that are included in this prospectus. The balance sheet data as of December 31, 1998 are derived from Apria's audited consolidated financial statements that are not included in this prospectus. The statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 are derived from Apria's unaudited condensed consolidated financial statements included in this prospectus. The balance sheet data as of June 30, 2000 are derived from Apria's unaudited condensed consolidated financial statements filed by Apria on Form 10-Q that are not included in this prospectus. Apria's unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The historical results of consolidated operations are not necessarily indicative of results to be expected for any subsequent period.

                                                                                          SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,             ENDED JUNE 30,
                                             ------------------------------------    --------------------
                                               1998         1999          2000         2000        2001
                                             ---------    ---------    ----------    --------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues...............................  $ 933,793    $ 940,024    $1,014,201    $503,292    $554,834
Costs and expenses
  Cost of net revenues.....................    330,695      267,914       278,942     140,882     151,853
  Provision for doubtful accounts..........     75,319       34,314        32,166      19,018      19,219
  Selling, distribution and
    administrative.........................    574,895      514,041       554,691     271,262     306,491
  Amortization of intangible assets........     12,496        8,048        10,205       4,926       5,962
  Impairment of intangible assets..........     76,223           --            --          --          --
  Impairment of long-lived assets and
    internally-developed software..........     22,187           --            --          --          --
                                             ---------    ---------    ----------    --------    --------
Operating (loss) income....................   (158,022)     115,707       138,197      67,204      71,309
  Interest expense, net....................     46,916       42,526        40,056      20,908      16,435
                                             ---------    ---------    ----------    --------    --------
(Loss) income before taxes.................   (204,938)      73,181        98,141      46,296      54,874
  Income tax expense (benefit).............      3,000     (130,954)       41,135      19,444      20,551
                                             ---------    ---------    ----------    --------    --------
Net (loss) income..........................  $(207,938)   $ 204,135    $   57,006    $ 26,852    $ 34,323
                                             =========    =========    ==========    ========    ========
Basic net (loss) income per share..........  $   (4.02)   $    3.93    $     1.09    $   0.51    $   0.64
Diluted net (loss) income per share........  $   (4.02)   $    3.81    $     1.06    $   0.50    $   0.62

BALANCE SHEET DATA (END OF PERIOD):
Total assets...............................  $ 496,598    $ 631,996    $  616,603    $630,141    $675,589
Long-term debt, including current
  maturities...............................    488,586      417,729       339,749     406,363     341,653
Intangible assets..........................     84,365      125,641       137,928     130,032     165,169
Stockholders' (deficit) equity.............   (131,657)      75,469       146,242     103,735     197,415

SUPPLEMENTAL DATA:
EBITDA(1)..................................  $ (41,495)   $ 216,067    $  243,476    $119,446    $128,330

---------------
(1) EBITDA means net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is presented because Apria believes it is an indicator of Apria's ability to incur and service debt and a similar formula is used by Apria's lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles, and may not necessarily be comparable to similarly titled captions of other companies. See footnote 6 in "Selected Financial Data".

                                  RISK FACTORS

     Before investing in the common stock, prospective investors should consider carefully the following risk factors. The occurrence of any of the following risks could materially harm Apria's business, financial condition or results of operations and prospective investors could suffer a complete loss of their investment.

COLLECTIBILITY OF ACCOUNTS RECEIVABLE -- APRIA'S FAILURE TO MAINTAIN OR IMPROVE ITS CONTROLS AND PROCESSES OVER BILLING AND COLLECTING OR THE DETERIORATION OF THE FINANCIAL CONDITION OF ITS PAYORS COULD REDUCE ITS CASH COLLECTIONS AND INCREASE ITS ACCOUNTS RECEIVABLE WRITE-OFFS.

     Apria experienced high levels of accounts receivable write-offs subsequent to the 1995 merger of Homedco Group, Inc. and Abbey Healthcare Group Incorporated as a result of the disruptive effects of integration issues, system conversions and process changes. The collection of accounts receivable is one of Apria's biggest challenges and requires constant focus and involvement by senior management and ongoing enhancements to information systems and billing center operating procedures. Further, some of Apria's payors may experience financial difficulties, or may otherwise not pay accounts receivable when due, resulting in increased write-offs. Apria can provide no assurance that it will be able to maintain its current levels of collectibility and days sales outstanding in future periods. If Apria is unable to properly bill and collect its accounts receivable, its results and financial condition will be adversely affected. See "Business -- Organization and Operations -- Receivables Management" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

OPERATING SYSTEMS AND CONTROLS -- APRIA'S IMPLEMENTATION OF SIGNIFICANT SYSTEM MODIFICATIONS COULD HAVE A DISRUPTIVE EFFECT ON RELATED TRANSACTION PROCESSING AND COULD ULTIMATELY DISRUPT THE COLLECTION OF REVENUES AND INCREASE ACCOUNTS RECEIVABLE AND INVENTORY WRITE-OFFS.

     In 1998, following a period of difficulties encountered in the conversion to a common system of the previously separate operations of Abbey Healthcare Group Incorporated and Homedco Group, Inc., Apria's management performed an extensive evaluation of its existing systems. Management concluded at the end of that evaluation that the infusion billing system operates on an obsolete platform which is no longer supported by the computer industry. To address this particular risk, Apria commenced a project to add the functionality necessary to support the infusion product line on the same platform on which the respiratory/home medical equipment system operates. With the analysis and design phases completed, the project is currently in the development phase.

     Another project currently underway is the installation of supply chain management software to replace the inventory and purchasing modules of the current systems. Apria has successfully installed the software in five of its 15 regions and the rollout to the remainder of the company is in process. Apria can provide no assurance, however, that the system modifications will resolve the difficulties experienced in prior periods. In addition, the implementation of these system changes could have a disruptive effect on related transaction processing. See "Business -- Organization and Operations -- Operating Systems and Controls".

FEDERAL INVESTIGATIONS -- THE OUTCOME OF THE FEDERAL GOVERNMENT'S INVESTIGATIONS OF APRIA'S MEDICARE AND OTHER BILLING PRACTICES COULD RESULT IN THE IMPOSITION OF MATERIAL LIABILITIES OR PENALTIES AND COULD RESULT IN APRIA'S EXCLUSION FROM PARTICIPATION IN FEDERAL HEALTHCARE PROGRAMS.

     The U.S. Attorney's office in Los Angeles is conducting an investigation of Apria's billing documentation. The U.S. Attorney's office has informed Apria that this investigation is the result of qui tam litigation, a private lawsuit filed by one or more individuals on behalf of the government, but has not yet informed Apria whether it will intervene in the qui tam actions; however, it could reach a decision with respect to intervention soon. If the U.S. Attorney were to intervene in the qui tam cases, or if qui tam actions were to proceed without such intervention, the amount of the claim could range from $4.8 billion to over $9 billion. Although Apria believes that the assertions in those actions are unwarranted, and is prepared to vigorously defend against any attempt to impose material liabilities or penalties, Apria can provide no assurance as to the outcome of these proceedings. See "Business -- Legal Proceedings".

GOVERNMENT REGULATION; HEALTHCARE REFORM -- APRIA COULD BE SUBJECT TO SEVERE FINES, FACILITY SHUTDOWNS AND POSSIBLE EXCLUSION FROM PARTICIPATION IN FEDERAL HEALTHCARE PROGRAMS IF IT FAILS TO COMPLY WITH THE LAWS AND REGULATIONS APPLICABLE TO ITS BUSINESS OR IF THOSE LAWS AND REGULATIONS CHANGE.

     Apria is subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between Apria and physicians and other referral sources are subject to strict and ambiguous limitations. In addition, the provision of services, pharmaceuticals and equipment is subject to strict licensing and safety requirements. If Apria is deemed to have violated these laws and regulations, Apria could be subject to severe fines, facility shutdowns and possible exclusion from participation in federal healthcare programs such as Medicare and Medicaid.

     Government officials and the public will continue to debate healthcare reform. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a dramatic effect on Apria's business and results of operations. See "Business -- Government Regulation".

MEDICARE REIMBURSEMENT RATES -- CONTINUED REDUCTIONS IN MEDICARE REIMBURSEMENT RATES COULD RESULT IN REDUCED REVENUES AND EARNINGS FOR APRIA.

     The Balanced Budget Act of 1997 reduced the Medicare reimbursement rates for home respiratory drugs by 5%, effective January 1, 1998, and for home oxygen therapy by 25% and 5%, effective January 1, 1998 and January 1, 1999, respectively. The Balanced Budget Act of 1997 also froze Consumer Price Index-based reimbursement rate increases for 1998 through 2002 and included other provisions, which may impact reimbursement rates in the future.

     Apria estimates that its 1999 and 1998 revenues and operating income decreased as a result of these reimbursement rate reductions by $10 million and $57 million, respectively. The Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provide some relief from the Consumer Price Index-based reimbursement rate freeze and other provisions contained in the Balanced Budget Act of 1997. However, Apria can provide no assurance to prospective investors that further reimbursement reductions will not be made. Since Medicare accounted for approximately 23% of Apria's net revenues for the fiscal year 2000, any further reduction in reimbursement rates could result in lower revenues and earnings for Apria. See "Business -- Government Regulation -- Medicare and Medicaid Reimbursement".

PRICING PRESSURES -- APRIA BELIEVES THAT CONTINUED PRESSURE TO REDUCE HEALTHCARE COSTS COULD REDUCE APRIA'S MARGINS AND LIMIT APRIA'S ABILITY TO MAINTAIN OR INCREASE ITS MARKET SHARE.

     The current market continues to exert pressure on healthcare companies to reduce healthcare costs, resulting in reduced margins for home healthcare providers such as Apria. Larger buyer and supplier groups exert additional pricing pressure on home healthcare providers. These include managed care organizations, which control an increasing portion of the healthcare economy. Apria has a number of contractual arrangements with managed care organizations and other parties, although no individual arrangement accounted for more than 10% of Apria's net revenues in 2000. Certain competitors of Apria may have or may obtain significantly greater financial and marketing resources than Apria. In addition, relatively few barriers to entry exist in local home healthcare markets. As a result, Apria could encounter increased competition in the future that may increase pricing pressure and limit its ability to maintain or increase its market share. See "Business -- Sales" and "Business -- Competition".

ACQUISITION STRATEGY -- APRIA MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES, WHICH COULD RESULT IN A SLOWDOWN IN CASH COLLECTIONS AND ULTIMATELY LEAD TO INCREASES IN APRIA'S ACCOUNTS RECEIVABLE WRITE-OFFS.

     Apria has experienced difficulties in integrating newly acquired businesses as evidenced by the disruptive effects of system conversions and process changes resulting from the 1995 merger of Homedco Group, Inc. and Abbey Healthcare Group Incorporated. In connection with past acquisitions, Apria has found that the labor-intensive patient qualification process and conversion of patient files onto Apria's billing systems can shift focus away from Apria's routine processes. These activities and the time required to obtain provider numbers from government payors often delay billing of the newly acquired business, which may delay cash collections. Moreover, excessive delays may make certain items uncollectible. The successful integration of an acquired business is also dependent on the size of the acquired business, the condition of the patient files, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and local management's execution of the integration plan. If Apria is not successful in integrating acquired businesses, its results will be adversely affected. See "Business -- Strategy".

DIVIDEND POLICY -- APRIA DOES NOT ANTICIPATE PAYING DIVIDENDS, WHICH MEANS THAT AN INVESTOR'S INVESTMENT RETURN WILL DEPEND ENTIRELY ON THE SHARE PRICE OF APRIA COMMON STOCK.

     Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future. In addition, Apria is a party to a credit agreement that prohibits it from paying dividends. Accordingly, an investor's return on its investment in Apria common stock will depend entirely on the share price of the common stock.

                             ADDITIONAL INFORMATION

     Apria files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The Exchange Act file number for Apria's filings with the Commission is 1-14316. Prospective investors may read and copy any document Apria files at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Prospective investors may obtain information on the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. Prospective investors can also access copies of this material electronically on the Commission's home page on the Web at http://www.sec.gov. Information concerning Apria is also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement (Registration No. 333-62556) that Apria filed with the Commission. As permitted by Commission rules, this prospectus does not contain all the information that Apria has included in the registration statement it filed with the Commission. Prospective investors may refer to the registration statement for more information about Apria and its common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements which, to the extent they do not recite historical fact, constitute "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are used under the captions "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and elsewhere in this prospectus. Prospective investors can identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including:

     - Apria's ability to resolve issues pertaining to the collectibility of its accounts receivable;

     - healthcare reform and the effect of federal and state healthcare regulations;

     - ongoing government investigations regarding patients covered by Medicare and other federal programs;

     - pricing pressures from large payors and changes in governmental reimbursement levels;

     - the effectiveness of Apria's operating systems and controls;

     - the successful implementation of Apria's acquisition strategy; and

     - the reasons discussed under "Risk Factors".

These forward-looking statements are made only as of the date of this prospectus. Apria hereby disclaims any duty or intention to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

                                USE OF PROCEEDS

     All of the shares of common stock being sold in the offering are being sold by a single selling stockholder. Apria will not receive any proceeds from the sale of its common stock.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Apria's common stock is traded on the New York Stock Exchange under the symbol "AHG". The table below sets forth, for the calendar periods indicated, the high and low sale prices per share of Apria common stock as reported on the NYSE Composite Tape:

                                                           HIGH        LOW
                                                         --------    --------
YEAR ENDED DECEMBER 31, 2001
First Quarter..........................................  $30.0000    $20.4000
Second Quarter.........................................   29.4900     23.8000
Third Quarter (through August 9, 2001).................   29.8500     21.0000

YEAR ENDED DECEMBER 31, 2000
First Quarter..........................................  $22.0000    $12.6250
Second Quarter.........................................   16.3750     10.5000
Third Quarter..........................................   16.2500     11.2500
Fourth Quarter.........................................   30.6250     14.0000

YEAR ENDED DECEMBER 31, 1999
First Quarter..........................................  $12.0000    $ 7.1250
Second Quarter.........................................   22.0625     11.5000
Third Quarter..........................................   20.5000     12.5625
Fourth Quarter.........................................   18.0000     12.3125

     As of June 30, 2001 there were 676 holders of record of Apria common stock. Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future. In addition, Apria is a party to a $400 million senior secured credit agreement that imposes numerous restrictions on Apria, including, but not limited to, a prohibition on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital
Resources -- Long-Term Debt".

                            SELECTED FINANCIAL DATA

     Prospective investors should read the following table of Apria's selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Apria's consolidated financial statements and the related notes included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1998, 1999, and 2000 and balance sheet data as of December 31, 1999 and 2000 are derived from Apria's audited consolidated financial statements that are included in this prospectus. The balance sheet data as of December 31, 1996, 1997 and 1998 and statement of operations data for the years ended December 31, 1996 and 1997, are derived from Apria's audited consolidated financial statements that are not included in this prospectus. The statement of operations data for the six months ended June 30, 2001, and the selected balance sheet data as of June 30, 2000 and 2001, are derived from Apria's unaudited condensed consolidated financial statements included in this prospectus. The balance sheet data as of June 30, 2000 are derived from Apria's unaudited condensed consolidated financial statements filed by Apria on Form 10-Q that are not included in this prospectus. Apria's unaudited condensed consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such data. The historical results of consolidated operations are not necessarily indicative of results to be expected for any subsequent period.

                                                                                                        SIX MONTHS
                                                   YEARS ENDED DECEMBER 31,                           ENDED JUNE 30,
                               ----------------------------------------------------------------    --------------------
                               1996(1,2)     1997(1,3)     1998(1,4)     1999(5)        2000         2000        2001
                               ----------    ----------    ---------    ---------    ----------    --------    --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues.................  $1,181,143    $1,180,694    $ 933,793    $ 940,024    $1,014,201    $503,292    $554,834
Costs and expenses
  Cost of net revenues.......     400,675       451,182      330,695      267,914       278,942     140,882     151,853
  Provision for doubtful
    accounts.................      67,040       121,908       75,319       34,314        32,166      19,018      19,219
  Selling, distribution and
    administrative...........     580,436       616,113      574,895      514,041       554,691     271,262     306,491
  Amortization of intangible
    assets...................      16,920        16,833       12,496        8,048        10,205       4,926       5,962
  Impairment of intangible
    assets...................          --       133,542       76,223           --            --          --          --
  Impairment of long-lived
    assets and
    internally-developed
    software.................          --        26,781       22,187           --            --          --          --
  Employee contracts, benefit
    plan and claim
    settlements..............      14,795            --           --           --            --          --          --
                               ----------    ----------    ---------    ---------    ----------    --------    --------
Operating income (loss)......     101,277      (185,665)    (158,022)     115,707       138,197      67,204      71,309
  Interest expense, net......      49,249        50,393       46,916       42,526        40,056      20,908      16,435
                               ----------    ----------    ---------    ---------    ----------    --------    --------
Income (loss) before taxes...      52,028      (236,058)    (204,938)      73,181        98,141      46,296      54,874
  Income tax expense
    (benefit)................      18,728        36,550        3,000     (130,954)       41,135      19,444      20,551
                               ----------    ----------    ---------    ---------    ----------    --------    --------
Net income (loss)............  $   33,300    $ (272,608)   $(207,938)   $ 204,135    $   57,006    $ 26,852    $ 34,323
                               ==========    ==========    =========    =========    ==========    ========    ========
Basic net income (loss) per
  share......................  $     0.66    $    (5.30)   $   (4.02)   $    3.93    $     1.09    $   0.51    $   0.64
Diluted net income (loss) per
  share......................  $     0.64    $    (5.30)   $   (4.02)   $    3.81    $     1.06    $   0.50    $   0.62

BALANCE SHEET DATA (END OF
  PERIOD):
Total assets.................  $1,149,110    $  757,170    $ 496,598    $ 631,996    $  616,603    $630,141    $675,589
Long-term debt, including
  current maturities.........     634,864       548,905      488,586      417,729       339,749     406,363     341,653
Intangible assets............     312,590       167,620       84,365      125,641       137,928     130,032     165,169
Stockholders' equity
  (deficit)..................     342,935        74,467     (131,657)      75,469       146,242     103,735     197,415

SUPPLEMENTAL DATA:
EBITDA(6)....................  $  211,320    $  (50,778)   $ (41,495)   $ 216,067    $  243,476    $119,446    $128,330

---------------
(1) Apria recorded a charge of $22.7 million in 1998 to increase the allowance for doubtful accounts for changes in collection policies and in conjunction with certain portions of the business from which Apria exited. Apria recorded charges of $61.4 million and $9 million in 1997 and 1996, respectively, to increase the allowance for doubtful accounts. These charges were due primarily to the residual effects of the 1995 and 1996 facility consolidations and system conversions effected in conjunction with the 1995 Abbey/Homedco merger.

(2) The per share amounts prior to 1997 have been restated as required to comply with Statement of Financial Accounting Standards No. 128, Earnings per Share.

(3) The operations data for 1997 include significant adjustments and charges to write down the carrying values of intangible assets and information systems hardware and internally-developed software of $133.5 million and $26.8 million, respectively, to increase the valuation allowance on deferred tax assets by $30 million, and to provide for estimated shortages related to patient service assets inventory of $33.1 million.

(4) The operations data for 1998 include impairment charges of $76.2 million to write down the carrying values of intangible assets and $22.2 million to write-off information systems hardware, internally-developed software and assets associated with Apria's exit from portions of the business.

(5) Net income for 1999 reflects an income tax benefit of $131 million that was primarily attributable to the release of Apria's valuation allowance in the fourth quarter of 1999.

(6) EBITDA means net income (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is presented because Apria believes it is an indicator of Apria's ability to incur and service debt and a similar formula is used by Apria's lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with generally accepted accounting principles, and may not necessarily be comparable to similarly titled captions of other companies. Net cash provided by operating activities for the fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 were $59.1 million, $167.6 million, $172.4 million, $146.8 million and $192.2 million, respectively, and for the six-month periods ended June 30, 2000 and 2001 were $84.3 million and $100.8 million, respectively. Net cash used in investing activities for the fiscal years ended December 31, 1996, 1997, 1998, 1999, and 2000 were $187.1 million, $87.6 million, $52.6 million, $127.5 million and $122.0 million, respectively, and for the six-month periods ended June 30, 2000 and 2001 were $52.7 million and $101.7 million, respectively. Net cash provided by (used in) financing activities for the fiscal years ended December 31, 1996, 1997, 1998, 1999 and 2000 were $136.1 million, $(90.6) million, $(60.6)
    million, $(74.3) million and $(73.9) million, respectively, and for the six-month periods ended June 30, 2000 and 2001 were $(11.7) million and $10.7 million, respectively.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

     Apria operates in the home healthcare segment of the healthcare industry and provides services in the home respiratory therapy, home infusion therapy and home medical equipment areas. In all three lines, Apria provides patients with a variety of clinical services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Apria provides services to patients in the home throughout the United States through its approximately 370 branch locations. Management measures operating results on a geographic basis and, therefore, views each branch as an operating segment. All the branches provide the same services, except that infusion services are not offered in all the geographic markets in which the company operates. For financial reporting purposes, all of Apria's operating segments are aggregated into one reportable segment.

     BACKGROUND. Apria Healthcare Group was formed in June 1995 through the merger of Homedco Group, Inc. and Abbey Healthcare Group Incorporated. Initially, the merged company was not effectively integrated and was unable to establish a clear strategic direction. In 1998, Relational Investors, LLC acquired a significant portion of Apria's public equity and was instrumental in establishing a new Board of Directors and management team. In the third quarter of 1998, after the new management team was in place, Apria adopted and began implementing a strategic plan to improve its operating performance. The key elements of this strategy were to:

     - remain in the core businesses, with an increased emphasis on respiratory therapy;

     - withdraw from unprofitable components of the business;

     - institute a comprehensive cost reduction and capital conservation program;

     - pursue expansion through internal growth and acquisitions; and

     - improve Apria's capital structure.

     Significant actions taken by management in 1998 included the sale of the California component of the infusion therapy service line, the exit of the infusion therapy service line in Texas, Louisiana, West Virginia, western Pennsylvania and downstate New York and the consolidation or closure of certain small branch locations throughout the United States. Other significant actions taken in 1998 included the termination of plans to proceed with the capital-intensive implementation of an enterprise resource planning system, a significant reduction of corporate and regional labor and general administrative costs and the development of a comprehensive plan to capture cost savings in the areas of purchasing, distribution and inventory management. Amendments to Apria's credit agreement effected in 1999 and 2000 resulted in, among other items, the ability to complete up to $200 million in acquisitions and repurchase up to $50 million of Apria's common stock. Further, Apria has made significant prepayments against its bank loans to reduce its long-term debt.

     On July 20, 2001, Apria closed a new credit facility, which replaced, on more favorable terms, its prior credit agreement and its 9 1/2% senior subordinated notes. See "Liquidity and Capital Resources -- Long-Term Debt".

     The actions taken since implementation of Apria's strategic plan have resulted in consistent financial improvements. Apria has completed ten consecutive quarters with quarter-over-quarter increases in net revenues, EBITDA and pre-tax income. Additionally, accounts receivable have not exceeded 56 days sales outstanding at the end of each of the last eleven quarters. Management believes the enhanced financial performance is due in part to increased standardization across the company in the areas of accounts receivable billing and collection, purchasing and inventory management.

RESULTS OF OPERATIONS

     THREE AND SIX MONTHS ENDED JUNE 30, 2000 AND 2001

     NET REVENUES. Net revenues were $283.5 million and $554.8 million in the second quarter and first six months of 2001, respectively, compared to $252.6 million and $503.3 million for the corresponding periods in 2000. The increases in net revenues are primarily due to new contracts with regional and national payors, the acquisition of complementary businesses and price increases in certain managed care contracts.

                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              --------------
                                                              2000     2001
                                                              -----    -----
                                                               (DOLLARS IN
                                                                MILLIONS)
Respiratory Therapy.........................................  $326     $364
Infusion therapy............................................    95      107
HME/Other...................................................    82       84
                                                              ----     ----
          Total net revenues................................  $503     $555
                                                              ====     ====

     Use of Estimates in Recording Net Revenues. Substantially all of Apria's revenues are reimbursed by third party payors, including private insurers, Medicare, Medicaid and managed care organizations. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required in recording net revenues. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available.

     Medicare Reimbursement Update. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provides reinstatement of the Consumer Price Index-based reimbursement increase in 2001 for certain durable medical equipment products and services. The increase, which went into effect July 1, 2001 and continues through December 31, 2001, includes a transitional allowance that will effectively compress a full year's Consumer Price Index update into six months.

     GROSS MARGIN. Gross margins for the second quarter of 2001 and the six months ended June 30, 2001 were 73.3% and 72.6%, respectively, compared to 72.5% and 72.0% for the same periods last year. The improvement is attributable to better utilization of inventory and patient service equipment, the increase in the share of higher-margin respiratory revenues to total net revenues, a shift toward the higher-margin therapies within the infusion line and the price increases reflected in net revenues.

     SELLING, DISTRIBUTION AND ADMINISTRATIVE. Selling, distribution and administrative expenses, as percentages of net revenue, were 55.8% and 55.2% for the second quarter and first half of 2001, respectively, versus 54.5% and 53.9% for the corresponding periods in 2000. The increases are mainly attributable to merit and other compensation increases.

     PROVISION FOR DOUBTFUL ACCOUNTS. The provision for doubtful accounts was 3.9% of net revenues for the second quarter of 2001 and 3.5% for the first six months of 2001 compared to 3.3% and 3.8% for the corresponding periods in 2000. The decrease between the six-month periods is due to a reduction in the percentage of older accounts to total accounts receivable and a reduction in collection periods. See "Liquidity and Capital Resources -- Accounts Receivable".

     AMORTIZATION OF INTANGIBLE ASSETS. Amortization expense was $3.1 million and $6.0 million for the second quarter and first six months of 2001, respectively, compared to $2.5 million and $4.9 million in the corresponding periods of 2000. The increases are directly attributable to intangible assets that were recorded in conjunction with acquisitions consummated after the subject periods of 2000.

     INTEREST EXPENSE. Interest expense was $8.0 million for the second quarter of 2001, down from $10.3 million in the second quarter of 2000. For the six months ended June 30, 2001 interest expense was $16.4 million compared to $20.9 million in the same period in 2000. The decreases are due to the reduction in long-term debt and decreases in interest rates between the periods.

     INCOME TAXES. Income taxes for the six months ended June 30, 2001, and in the corresponding period of 2000, have been provided at the effective tax rate expected to be applicable for the year.

     At December 31, 2000, Apria's federal net operating loss carryforwards ("NOLs") approximated $173 million, which will begin expiring in varying amounts in the years 2003 through 2013. Additionally, the company has various state NOLs which began expiring in 1997 and an alternative minimum tax credit carryforward of approximately $8 million. As a result of an ownership change in 1992, which met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state NOLs generated prior to 1992 are each limited to approximately $5 million per year. Because of the annual limitation, approximately $57 million of each of Apria's federal and state NOLs may expire unused. Apria excludes the $57 million of potentially expiring NOLs from its deferred tax assets. In 2001, for federal tax purposes, NOLs are being utilized to the extent of the company's federal taxable income.

     YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000

     NET REVENUES. Net revenues increased to $1 billion in 2000 from $940 million in 1999 and $934 million in 1998. The increase in net revenues in 2000 when compared to 1999 was due to volume increases, new contracts with regional and national payors, the acquisition of complementary businesses and price increases in certain managed care agreements. The increase in revenues in 1999 when compared to 1998 was due largely to the same sources. The 1999 increase was partially offset by revenues lost as a result of Apria's exit from the infusion therapy service line in selected areas in the third quarter of 1998, the 5% reduction in Medicare reimbursement rates in 1999 for home oxygen therapy, and the exit from contractual arrangements that were not meeting minimum profitability standards.

     The following table sets forth a summary of net revenues by service line:

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              1998     1999      2000
                                                              -----    -----    -------
                                                                    (IN MILLIONS)
Respiratory therapy.........................................  $553     $599     $  656
Infusion therapy............................................   211      179        194
Home medical equipment/other................................   170      162        164
                                                              ----     ----     ------
  Total net revenues........................................  $934     $940     $1,014
                                                              ====     ====     ======

     Respiratory Therapy. Respiratory therapy service line revenues increased in 2000 by 9.5% when compared to 1999 and increased 8.3% in 1999 when compared to 1998. These increases were largely due to a sales focus on the higher-margin respiratory service line and the impact of acquisitions consummated in 2000 and 1999. See "Liquidity and Capital Resources -- Business Combinations and Dispositions".

     Effective January 1, 1998, the Medicare reimbursement rates for home oxygen therapy and respiratory drugs were reduced by 25% and 5%, respectively. This reduction, which was pursuant to the provisions of the Balanced Budget Act of 1997, was followed by an additional 5% reduction in reimbursement rates for home oxygen therapy in 1999. Apria estimates that its 1999 and 1998 revenues and operating income decreased as a result of these reimbursement reductions by $10 million and $57 million, respectively. The Balanced Budget Act of 1997 also froze Consumer Price Index-based increases for Medicare-reimbursed respiratory therapy services beginning in 1998.

     Infusion Therapy. Infusion therapy revenues increased 8.4% in 2000 as compared to 1999, largely due to volume increases. The decrease in infusion therapy revenues in 1999 as compared to 1998 was directly attributable to Apria's exit from the infusion service line in selected areas that represented approximately $40 million in annual revenues. The infusion line in 1999 was also impacted by the termination of low-margin contracts. These decreases were offset somewhat by growth in the remaining geographic areas in which Apria engages in the infusion business.

     Home Medical Equipment/Other. Home medical equipment/other revenues increased by 1.2% in 2000 from 1999 levels. This service line increased only nominally because the sales focus was placed on the higher-margin respiratory therapy service line.

     Home medical equipment/other revenues decreased by 4.7% in 1999 when compared to 1998. The decrease was primarily attributable to the sales focus on the higher-margin respiratory therapy service line, the termination of low-profit contracts and, to a lesser extent, decreases in the medical supply and nursing lines that Apria began exiting in late 1997.

     The Consumer Price Index-based Medicare reimbursement rates for home medical equipment/other were also frozen by the Balanced Budget Act of 1997 beginning in 1998.

     Use of Estimates in Recording Net Revenues. Substantially all of Apria's revenues are reimbursed by third party payors, including Medicare, Medicaid and managed care organizations. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required in recording net revenues. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available.

     Medicare Reimbursement Update. Some relief to the freeze on Consumer Price Index-based reimbursement increases, which was enacted by the Balanced Budget Act of 1997, was provided through the Medicare Balanced Budget Refinement Act of 1999 with limited reimbursement increases in 2001 and 2002. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provides reinstatement of the full Consumer Price Index-based reimbursement increase in 2001 for certain durable medical equipment.

     During 2000, the Secretary of the U.S. Department of Health and Human Services wrote to the durable medical equipment regional carriers and recommended, but did not mandate, that Medicare claims processors base their payments for covered outpatient drugs and biologicals on pricing schedules other than the Average Wholesale Price listing, which historically has been the industry's basis for drug reimbursement. The suggested alternative pricing methodology was offered in an effort to reduce reimbursement levels for certain drugs to more closely approximate a provider's acquisition cost, but it would not have covered the costs of preparing, delivering or administering the drugs to the patients. Under current reimbursement schedules, these costs are implicitly covered in the reimbursement for the drug cost. The healthcare industry has objected to the U.S. Department of Health and Human Services' approach for several reasons, primarily because it fails to consider the accompanying costs of delivering and administering these types of drug therapies. Further, if providers choose to discontinue providing these drugs due to inadequate reimbursement, patients' access to these drug therapies may be jeopardized. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 also delayed the adoption of proposed drug price changes and directed the General Accounting Office to conduct a thorough study, by September 2001, to examine the adequacy of current payments and to recommend revised payment methodologies.

     GROSS PROFIT. Gross margins were 72.5% in 2000, 71.5% in 1999 and 64.6% in 1998. Much of the increase in 2000 and in 1999 was attributable to improved pricing negotiated for purchases of inventory, patient service equipment and related goods. Also contributing to the gross profit improvement in both years were increases in the share of higher-margin respiratory revenues to total net revenues. Further, during 1999, management implemented standardization initiatives and optimal operating models intended to achieve cost savings and operational efficiencies in the functional areas of purchasing and supply management and inventory management. The gross margin in 2000 reflected a full year's benefit of the related cost savings. Also, the exit from low-profit service lines and contracts that commenced in late 1997 and continued throughout 1998 contributed to the gross margin improvement in 2000 and 1999.

     Gross margins in 1998 were impacted by the following charges recorded at September 30, 1998: $5.4 million to settle certain procurement contracts, $3.5 million to provide for oxygen cylinder losses, $2.8 million to provide for losses and obsolescence in inventory and patient service equipment and $3.5 million related to Apria's exit from the infusion service line in selected markets.

     PROVISION FOR DOUBTFUL ACCOUNTS. The provision for doubtful accounts as a percentage of net revenues was 3.2%, 3.7% and 8.1% in 2000, 1999 and 1998, respectively. The decrease in 2000 when compared to 1999 was primarily due to continued improvement in the aging of accounts receivable and increased cash collections. The decrease in the 1999 provision rate versus the 1998 rate was largely attributable to an improvement in the aging of accounts receivable which management believes was due to process and system improvements implemented in the preceding years. See "Liquidity and Capital Resources -- Accounts Receivable".

     The 1998 provision for doubtful accounts included: $12.1 million to increase the allowance for doubtful accounts due to a change in management's collection policy, $1.5 million for specific uncollectible accounts and $9.1 million to increase the allowance for doubtful accounts on accounts receivable associated with the infusion sale and other business closures.

     SELLING, DISTRIBUTION AND ADMINISTRATIVE. Selling, distribution and administrative expenses, expressed as percentages of net revenues, were 54.7% for 2000 and 1999, down from 61.6% in 1998. This improvement over 1998 was largely attributable to the realization of savings from various cost reduction measures that were effected during 1998, such as labor force reductions and facility consolidations. Further, standardization initiatives implemented in 1999 in the functional areas of vehicle fleet and delivery management also contributed to the reduction of Apria's selling, distribution and administrative expenses in 1999.

     The following charges recorded in the third quarter of 1998 contributed to the relatively high level of expenses in 1998: $3.8 million loss on the infusion sale, $1.8 million to record certain costs associated with business closures, $3.9 million in severance, stay bonuses and other employee costs, and $2 million in lease liability on vacant facilities due to facility consolidation activities.

     AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $10.2 million, $8 million and $12.5 million in 2000, 1999 and 1998, respectively. The increase in 2000 as compared to 1999 was due to intangible assets recorded in conjunction with acquisitions that closed in 2000 and during 1999. The decrease in amortization in 1999 versus 1998 was due to the write-off of impaired goodwill of $76.2 million in the third quarter of 1998. This decrease was partially offset by additional amortization expense that was incurred due to the 1999 acquisitions. See "Liquidity and Capital
Resources -- Business Combinations and Dispositions".

     IMPAIRMENT OF INTANGIBLE ASSETS. In 1998, the deterioration in the infusion therapy industry and Apria's decision to withdraw from the infusion service line in certain geographic markets served as indicators of potential intangible asset impairment. Other indicators of potential impairment identified by management included the company's depressed common stock price, failure to meet its already lowered financial expectations, the threat of continued Medicare reimbursement reductions, government investigations against the company, slower than expected progress in improving its revenue management process and collection difficulties resulting from reported financial problems within major managed care organizations with which Apria does business. Therefore, management conducted an evaluation of the carrying value of Apria's recorded intangible assets and considered current and anticipated industry conditions, recent changes in its business strategies and current and anticipated operating results. The evaluation resulted in an impairment charge of $76.2 million which was recorded in the third quarter of 1998. The charge included a write-off of $4.8 million in intangible assets associated with Apria's exit from the infusion service line in certain areas.

     For purposes of assessing impairment, assets were grouped at the branch level, which is the lowest level for which there are identifiable cash flows that are largely independent. A branch location was deemed to be impaired if Apria's estimate of undiscounted cash flows was less than the carrying amount of the long-lived assets and goodwill at the branch. In estimating future cash flows, management used its best estimates of anticipated operating results over the remaining useful life of the assets. For those branches identified as impaired, the amount of impairment was measured by comparing the carrying amount of the long-lived assets and goodwill to the estimated fair value for each branch. Fair value was estimated using a valuation technique based on the present value of the expected future cash flows.

     IMPAIRMENT OF LONG-LIVED ASSETS AND INTERNALLY-DEVELOPED SOFTWARE. One of the actions taken in 1998 was the termination of a project to implement an enterprise resource planning system. As a result, Apria wrote off related software and other capitalized costs of $7.5 million in the third quarter of 1998. As part of the decision to terminate the enterprise resource planning project, management evaluated its existing systems to determine their long-term viability in the context of Apria's overall strategic direction. It was determined that Apria was at some risk in continuing to run the infusion billing system on a platform which was no longer supported by the computer industry. To mitigate the risk, Apria began the process to convert the infusion system to the platform on which the respiratory/home medical equipment system operates. Also, Apria effected a number of enhancements to the systems that rendered certain previously-developed modules obsolete. Further, pharmacy and branch consolidations and closures rendered a variety of computer equipment obsolete. Due to its age and technological obsolescence, the computer equipment was deemed to have no future value. As a result of these actions, Apria recorded an impairment charge of $11.9 million at September 30, 1998. Apria also recognized additional asset impairments during 1998 of $1.4 million in conjunction with the exited service lines and $1.4 million related to other facility closures and consolidations.

     INTEREST EXPENSE. Interest expense was $40.1 million in 2000, $42.5 million in 1999 and $46.9 million in 1998. The decreases in 2000 and 1999 were primarily attributable to the continued reduction in long-term debt as partially offset by higher interest rates incurred on the bank loans. The higher interest rates in 2000 as compared to 1999 were market-driven, while the higher rates in 1999, when compared to 1998, were due to an increase in the margin applied by the bank to market interest rates pursuant to the November 1998 amendment and restatement of the credit agreement. Also, interest income decreased in 2000 and 1999 from the level in 1998 because Apria's cash balances decreased to $16.9 million at December 31, 2000 from $75.5 million at December 31, 1998. This reduction in the cash balance was due primarily to $157.4 million in aggregate payments made on long-term debt in 2000 and 1999. See "Liquidity and Capital
Resources -- Long-Term Debt".

     INCOME TAXES. Income tax expense for 2000 was $41.1 million and represents 41.9% of income before taxes. The income tax benefit for 1999 amounted to $131 million, which was primarily attributable to the release of Apria's $158.9 million valuation allowance. Income tax expense for 1998 amounted to $3 million, which was primarily state taxes payable on a basis other than, or in addition to, taxable income. The remaining amount of income tax expense included estimated settlement amounts for in-progress state tax audits. Certain of these tax expense items resulted in increases to deferred tax assets for which no benefit was recorded in 1998 due to offsetting increases to the valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOW. Operating cash flow was $100.8 million in the first six months of 2001 compared with $84.3 million in the corresponding period in 2000. The cash flow increase was primarily attributable to the increase in net income before items not requiring cash. The larger increase in accounts receivable in the first half of 2001, when compared to the same period in 2000, was offset by decreases in other working capital requirements. Cash used in investing activities increased to $101.7 million for the first half of 2001 compared to $52.7 million during the same period last year. The increase is attributable to an increase in patient service equipment purchases to support the revenue growth and increased acquisition activity. Financing activities provided cash of $10.7 million during the first six months of 2001 compared to $11.7 million used during the corresponding period of 2000. The variance is due to the absence of term loan payments in the 2001 period that resulted from large prepayments made in the latter part of 2000. Also contributing to the variance is the increase in 2001 in proceeds from the exercise of employee stock options.

     Cash provided by operating activities in fiscal year 2000 was $192.2 million compared to $146.8 million in 1999 and $172.4 million in 1998. The primary reasons for the improvement in operating cash flow in 2000, as compared to 1999, were the increase in income before taxes, plus a smaller increase in accounts receivable in 2000, exclusive of the provision for doubtful accounts. Income before taxes increased in 1999 when compared to 1998; however, operating cash flow decreased due to working capital requirements. Cash used in investing activities increased in 2000 and 1999 over the 1998 level due to increases in business acquisitions and increases in patient service equipment purchases to support the growth in the respiratory service line.

     ACCOUNTS RECEIVABLE. Accounts receivable, before allowance for doubtful accounts, was $193.5 million at June 30, 2001 and $185.3 million at December 31, 2000. The increase is due to continued quarter-over-quarter net revenue increases. Days sales outstanding (calculated as of each period-end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenues) were 50 days at June 30, 2001, compared to 53 days at June 30, 2000. Accounts aged in excess of 180 days as a percentage of total accounts receivable decreased to 20.4% at June 30, 2001 from 23.8% at December 31, 2000.

     Accounts receivable before allowance for doubtful accounts decreased by $9.1 million during fiscal year 2000. Despite an increase in net revenues in 2000, accounts receivable decreased as a result of an increase in cash collections and a decrease in collection periods. Days sales outstanding were 51 days at December 31, 2000 compared to 56 days at December 31, 1999.

     Evaluation of Net Realizable Value. Management performs various analyses to evaluate the net realizable value of accounts receivable. Specifically, the process involves an extensive, balanced evaluation of historical realization data, accounts receivable aging trends and operating statistics. Also considered are relevant business conditions such as Medicare carrier conditions, the extent of contracted business and business combinations. Further, focused reviews of certain large and/or problematic payors are performed. Management periodically refines the evaluation process to consider any changes in related policies and procedures. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on Apria's results of operations.

     Unbilled Receivables. Delays between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Such earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility. Earned but unbilled receivables were $26.8 million, $17.9 million and $23 million at June 30, 2001, December 31, 2000, and December 31, 1999, respectively. The increase in 2001 is largely due to the acquisitions effected during the first half of 2001. The time-consuming processes of converting patient files onto Apria's systems and obtaining provider numbers from government payors often delay billing of the newly acquired business.

     LONG-TERM DEBT. On July 20, 2001, Apria closed a $400 million senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. as administrative agent, which replaced, on more favorable terms, its prior credit agreement and its 9 1/2% senior subordinated notes. The facilities under this agreement consist of:

     - a $100 million five-year revolving credit facility, including a $20 million letter of credit subfacility;

     - a $125 million five-year term loan A; and

     - a $175 million six-year term loan B.

     In connection with the early retirement of its debt, Apria will write-off the unamortized balance of deferred financing fees attributable to the subordinated notes and the previous credit agreement. Accordingly, Apria will record an extraordinary charge of approximately $1,600,000, net of tax, in the third quarter of 2001.

     The senior credit facilities are guaranteed by all of Apria's subsidiaries. The senior credit facilities are secured by first priority security interests on substantially all of Apria's and its subsidiaries' property, including the capital stock of Apria's subsidiaries. In certain circumstances the security interests, other than with respect to the capital stock of Apria's subsidiaries, will be released if Moody's Investor Service,

Inc. and Standard & Poor's Ratings Group assign to the senior credit facilities ratings of Baa3 and BBB-, or higher, respectively.

     The senior credit agreement requires Apria to meet specified financial tests on an on-going basis, including a maximum leverage ratio of 2.80 to 1.0, a minimum fixed charge coverage ratio of 2.0 to 1.0 and limits on capital expenditures. In addition, the senior credit agreement includes customary representations and warranties, customary events of default, including a change of control (defined to include 25% stock ownership), and other customary covenants, including covenants that limit Apria's and its subsidiaries' ability to:

     - pay dividends, make distributions or repurchase or redeem capital stock;

     - incur additional debt;

     - make capital expenditures;

     - create or become subject to liens;

     - agree with other creditors not to create liens;

     - make asset sales;

     - merge with other entities or make acquisitions;

     - make investments or advances;

     - change terms of subordinated debt; and

     - change the nature of the business.

     Apria obtained the senior credit facilities:

     - to retire its former credit facility and other outstanding debt, including all of its 9 1/2% senior subordinated notes; and

     - to provide ongoing working capital and financing for capital expenditures and other general corporate purposes.

     Interest on outstanding balances under the senior credit agreement is determined by adding a margin to the Eurodollar or base rate existing for each interest calculation date. For the revolving credit facility and the term loan A, the margin is based on Apria's leverage ratio, which is the ratio of its funded debt to last four quarters of EBITDA, as defined, and ranges from 1.50% to 2.25% in the case of Eurodollar loans and from 0.50% to 1.25% in the case of base rate loans. The margin on initial borrowings under the revolving credit facility and the term loan A is 1.75% in the case of Eurodollar loans and is 0.75% in the case of base rate loans. For the term loan B, the margins are fixed at 3.00% in the case of Eurodollar loans, and at 2.00% in the case of base rate loans. Apria is obligated to pay commitment fees ranging from 0.25% to 0.50% on unused availabilities, letter of credit fees and agency fees in connection with the senior credit agreement.

     The term loan A is repayable in 20 consecutive quarterly installments of $5.5 million to $7 million each, commencing December 31, 2001. The term loan B is repayable in 20 consecutive quarterly installments of $0.4375 million each, commencing December 31, 2001, and four installments of $41.5625 million each, payable on the last business day of each calendar quarter commencing December 31, 2006 and on July 20, 2007.

     Under the senior credit agreement, Apria is required to prepay the term loans (or if the term loans are fully repaid to repay and permanently reduce the revolving credit facility) with 50% of the net proceeds of sales of equity and, if Apria's pro forma leverage ratio is 2.0 to 1.0 or higher, 50% of the net proceeds of the incurrence of certain debt. Apria is also required to prepay the term loans and revolving credit facility with the net proceeds of certain asset sales and casualty and condemnation events. Apria may also voluntarily prepay the loans.

     BUSINESS COMBINATIONS AND DISPOSITIONS. Apria periodically makes acquisitions of complementary businesses in specific geographic markets. The transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the date of acquisition. Goodwill recorded in conjunction with such acquisitions is being amortized over 20 years and covenants not to compete are being amortized over the life of the respective agreements.

     During the six-month period ended June 30, 2001, cash paid for acquisitions was $35.0 million. For acquisitions that closed during the period, approximately $33.3 million was allocated to intangible assets, which includes amounts not yet paid. The aggregate consideration of the acquisitions that closed during fiscal year 2000 was $27.3 million, with cash paid for acquisitions and related contingent consideration totaling $26.2 million in 2000. Allocation of the total consideration includes $21.1 million to intangible assets, $3.2 million to patient service equipment and $1.7 million to accounts receivable. During 1999, the aggregate consideration for acquisitions was $56.3 million, with cash paid for acquisitions and related contingent consideration totaling $53.4 million in 1999.

     During 1998, management performed an extensive profitability study to identify service lines and/or geographic markets as potential candidates for exit. Most significant of the decisions arising from the study was the decision to withdraw from the infusion service line in California, Texas, Louisiana, West Virginia, western Pennsylvania and downstate New York. Shortly after Apria announced its plans to exit the infusion line in these geographic markets, a buyer emerged for the California locations. Crescent Healthcare, Inc. purchased substantially all the assets and business, excluding accounts receivable, of the California infusion locations. Apria recorded a $3.8 million loss on the sale in the third quarter of 1998. The transition out of the infusion service line in substantially all of the selected areas took place in the fourth quarter of 1998. The operations of these infusion locations had revenues of $41.5 million and gross profits of $14.9 million in 1998.

     FEDERAL INVESTIGATION. The U.S. Attorney's office in Los Angeles is conducting an investigation of Apria's billing documentation. The U.S. Attorney's office has informed Apria that this investigation is the result of qui tam litigation filed by one or more individuals on behalf of the government, but has not yet informed Apria whether it will intervene in the qui tam actions; however, it could reach a decision with respect to intervention soon. If the U.S. Attorney were to intervene in the qui tam cases, or if qui tam actions were to proceed without such intervention, the amount of the claim could be highly material. On July 12, 2001, government representatives and counsel for the plaintiffs in the qui tam actions asserted that, by a process of extrapolation from a 300 patient sample to all of Apria's billings to the federal government during the sample period from mid-1995 through year-end 1998, Apria is liable to the government for treble damages of $309 million (based on an extrapolation to $103 million from the alleged false claims in the sample), plus penalties of $5,000 to $10,000 for each of over 900,000 allegedly false claims, or a range of total liability from $4.8 billion to over $9 billion. Although Apria believes that such assertions are unwarranted, and is prepared to vigorously defend against any attempt to impose material liabilities or penalties, Apria can provide no assurance as to the outcome of these proceedings. In the event Apria was found liable or otherwise reached settlement on any such claim in a material amount and could not arrange payment over time, Apria's liquidity and capital resources could be adversely affected. See "Note H to the Condensed Consolidated Financial Statements dated June 30, 2001".

     RECENT ACCOUNTING PRONOUNCEMENTS. During the first quarter of 2001, Apria adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133" and further amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. Changes in the fair value of derivatives must be recorded each period. SFAS No. 133 also requires formal documentation, designation at the time the hedge transaction is initiated and assessment of the effectiveness of the transactions that receive hedge accounting. At June 30,

2001, Apria had no derivative securities that require fair value measurement under SFAS No. 133. Accordingly, adoption of SFAS No. 133 did not have a material effect on the financial statements.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet one of two criteria. The statement applies to all business combinations initiated after June 30, 2001.

     SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently is circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Existing goodwill will continue to be amortized through the remainder of fiscal 2001 at which time amortization will cease and the company will perform a transitional goodwill impairment test. SFAS No. 142 is effective for fiscal periods beginning after December 15, 2001. Apria management is currently evaluating the impact of the new accounting standards on existing goodwill and other intangible assets. While the ultimate impact of the new accounting standards has yet to be determined, goodwill amortization expense for the six months ended June 30, 2001 was $4.7 million.

     OTHER. During 2000, Apria repurchased 86,000 shares of its common stock for $958,000 to hold in treasury. Apria made no such repurchases in the first quarter of 2001.

     At June 30, 2001, Apria had $26.6 million in cash and cash equivalents. Apria's management believes that cash provided by operations and amounts available under its existing credit facilities together with cash invested in its money market account will be sufficient to finance its current operations for at least the next year.

                                    BUSINESS

OVERVIEW

     Apria provides comprehensive home healthcare services which serve over 1.2 million patients in all 50 states through approximately 370 branch locations. Apria has three major service lines: home respiratory therapy, home infusion therapy and home medical equipment. The following table provides examples of the services and products in each:

              SERVICE LINE                     EXAMPLES OF SERVICES AND PRODUCTS
              ------------                     ---------------------------------
Home respiratory therapy.................  Provision of oxygen systems, home ventilators, sleep apnea equipment, and
                                           respiratory equipment, medications and
                                           related services

Home infusion therapy....................  Administration of nutrients intravenously or through feeding tubes,
                                           anti-infectives, pain management,
                                           chemotherapy and other medications and
                                           related services

Home medical equipment...................  Provision of patient room equipment, principally hospital beds, wheelchairs,
                                           ambulatory and safety aids

INDUSTRY OVERVIEW

     The home respiratory therapy, home infusion therapy and home medical equipment service lines of the home healthcare industry have experienced strong growth. The breakdown among the three service lines, according to a 1998/1999 industry report, is as follows:

     - home respiratory therapy is estimated to be a $3.5 billion market growing 7 - 10% per annum;

     - home infusion therapy is estimated to be a $4.5 to $5.0 billion market growing 2 - 8% per annum; and

     - the home medical equipment industry is estimated to be a $2 billion market growing 5 - 9% per annum.

     The aging U.S. population has driven much of the growth in the home healthcare industry. The elderly account for a disproportionate share of the chronic obstructive pulmonary disease cases reported and are also the largest consumers of healthcare services. According to the Bureau of Labor Statistics, persons 65 years and older comprised just over one-fifth of the total population but accounted for nearly one-third of total home healthcare expenditures in 1997. Furthermore, according to the National Center for Health Statistics, the over-65 demographic category comprised over two-thirds of home care use in 1996. In addition, home healthcare spending has increased with the continued trend towards treatment of patients in the home as a lower cost alternative to the acute care setting and the introduction of new technologies that enable patients to receive medically appropriate care in the home without sacrificing quality.

STRATEGY

     Apria is pursuing an operating strategy to increase its market share and improve its profitability. Key elements of its strategy are as follows:

     MAINTAIN DISCIPLINED FOCUS ON EXISTING SERVICE OFFERINGS AND INCREASE EMPHASIS ON HOME RESPIRATORY THERAPY. Apria intends to remain in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. Offering a comprehensive range of services gives Apria a competitive advantage with its core managed care customers and enables it to maintain a diversified revenue base. However, Apria expects to continue to increase the percentage of net revenues generated by home respiratory therapy, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.

     SUPPLEMENT INTERNAL GROWTH WITH SELECTIVE ACQUISITIONS. Apria intends to continue to expand through internal growth in the home respiratory service line and through acquisitions in its target markets. Apria operates in a highly fragmented market, which provides an attractive opportunity to drive growth through acquisitions. From January 1, 1999 through June 30, 2001, Apria completed a number of acquisitions comprised largely of respiratory therapy businesses for an aggregate consideration of $120.6 million.

     CONTINUE TO IMPLEMENT "BEST PRACTICES" PROGRAMS THROUGHOUT THE CORPORATE AND FIELD OPERATIONS. Apria's management team will continue to implement "best practices" programs throughout the company with the aim of achieving greater standardization, reduced costs, enhanced margins and stronger cash flow. At the corporate level, Apria has initiated a centralized receivables management program that has resulted in accounts receivable not exceeding 56 days sales outstanding at the end of each of the last 11 quarters. Additionally, Apria has developed and implemented in the field standardized billing practices, common operating procedures and centralized purchasing for inventory, patient service equipment and supplies. Apria continues to develop and implement these practices and procedures and to focus resources on identifying and implementing more cost-effective and efficient methods of delivering products and services.

SERVICE LINES

     Apria derives substantially all of its revenue from the home healthcare segment of the healthcare market in three principal service lines: home respiratory therapy, including home-delivered respiratory medications, home infusion therapy and home medical equipment. In all three lines, Apria provides patients with a variety of clinical services, related products and supplies, most of which are prescribed by a physician as part of a care plan. These services include:

     - providing respiratory care, pharmacy services and high-tech infusion nursing;

     - educating patients and their caregivers about illnesses and instructing them on self-care and the proper use of products in the home;

     - monitoring patient compliance with individualized treatment plans;

     - reporting to the physician and/or managed care organization;

     - maintaining equipment; and

     - processing claims to third-party payors.

Apria provides numerous services directly to its patients, and purchases or rents the products needed to complement its services.

     The following table sets forth a summary of net revenues by service line, expressed as percentages of total net revenues:

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                          1998      1999      2000
                                                          ----      ----      ----
Home respiratory therapy................................   59%       64%       65%
Home infusion therapy...................................   23%       19%       19%
Home medical equipment/other............................   18%       17%       16%
                                                          ----      ----      ----
  Total net revenues....................................  100%      100%      100%
                                                          ====      ====      ====

     HOME RESPIRATORY THERAPY. Apria provides home respiratory therapy services to patients with a variety of conditions, including:

     - chronic obstructive pulmonary disease ("COPD") such as emphysema, chronic bronchitis and asthma;

     - nervous system-related respiratory conditions;

     - congestive heart failure; and

     - lung cancer.

Apria employs a clinical staff of respiratory care professionals to provide support to its home respiratory therapy patients, according to physician-directed treatment plans and a proprietary acuity program.

     Apria derives approximately 61% of its respiratory therapy revenues from the provision of oxygen systems, home ventilators and nebulizers, which are devices to aerosolize medication. It derives its remaining respiratory revenues from the provision of:

     - apnea monitors used to monitor the vital signs of newborns;

     - continuous positive airway pressure devices used to control adult sleep apnea;

     - noninvasive positive pressure ventilation; and

     - other respiratory therapy products, including medications.

     Apria has developed a home respiratory medication service, which is fulfilled through the Apria Pharmacy Network. Through the network, Apria offers its patients in all 50 states physician-prescribed medications to accompany the nebulizer through which they are administered. This comprehensive program offers patients and payors a broad base of services from one source, including the home delivery of medications in premixed unit dose form, pharmacy services, patient education and claims processing.

     HOME INFUSION THERAPY. Home infusion therapy involves the administration of, and 24-hour access to:

     - nutrients, either intravenously or through a feeding tube;

     - anti-infectives;

     - chemotherapy; and

     - other intravenous and injectable medications.

     Depending on the therapy, a broad range of venous access devices and pump technology may be used to facilitate homecare and patient independence. Apria employs licensed pharmacists and registered high-tech infusion nurses who have specialized skills in the delivery of home infusion therapy. Apria currently operates 30 pharmacy locations to serve its home infusion patients.

     HOME MEDICAL EQUIPMENT/OTHER. Apria's primary emphasis in the home medical equipment service line is on the provision of patient room equipment, principally hospital beds and wheelchairs. Apria's integrated service approach allows patients and managed care systems accessing either respiratory or infusion therapy services to also access needed home medical equipment through a single source.

     As Apria's managed care organization customer base has grown, management has recognized the need to expand its ability to provide value-added services to these customers. Rather than directly providing certain non-core services itself, Apria aligns itself with other segment leaders, such as medical supply distributors and home health nursing organizations, through formal relationships or ancillary networks. Such networks must be credentialed and qualified by Apria's Clinical Services department.

ORGANIZATION AND OPERATIONS

     ORGANIZATION. Apria's approximately 370 branch locations are organized into four geographic divisions, which are further divided into 15 geographic regions. Each region is operated as a separate business unit and consists of a number of branches and a regional office. The regional office provides each of its branches with key support services such as billing, purchasing, and equipment maintenance, repair and warehousing. Each branch delivers home healthcare products and services to patients in their homes and other care sites through the branch's delivery fleet and qualified personnel. This structure is designed to create operating efficiencies associated with centralized services while promoting responsiveness to local market needs.

     To manage its large regional network, Apria's organization is vertically integrated in the functional areas of sales and operations. The operations function is then further divided along the functional lines of revenue management and logistics. Through this structure, all functional areas performed by the regional network have direct reporting and accountability to corporate headquarters. Apria believes that this structure provides control and consistency among its regions and branches and helps to develop standard policies and procedures, thereby eliminating many of the problems inherent with a decentralized network.

     CORPORATE COMPLIANCE. As a leader in the home healthcare industry, Apria has made a commitment to providing quality home healthcare services and products while maintaining high standards of ethical and legal conduct. Apria believes that operating its business with honesty and integrity is essential. Apria's Corporate Compliance Program is designed to accomplish these goals through employee education, a confidential disclosure program, written policy guidelines, periodic reviews, compliance audits and other programs. See "Risk Factors -- Federal Investigations".

     OPERATING SYSTEMS AND CONTROLS. Apria's business is dependent, to a substantial degree, upon the quality of its operating and field information systems for the establishment of accurate and profitable contract terms, accurate order entry and pricing, billing and collections, and effective monitoring and supervision. In 1998, following a period of difficulties encountered in the conversion to a common system of the previously separate operations of Abbey and Homedco, management performed an extensive evaluation of its existing systems. At the end of that evaluation, management concluded that the infusion billing system operates on an obsolete platform that is no longer supported by the computer industry. To address this particular risk, Apria commenced a project to add the functionality necessary to support the infusion product line on the same platform on which the respiratory/home medical equipment system operates. With the analysis and design phases completed, the project is currently in the development phase. Management expects to progress to the quality assurance/testing phase early in the third quarter of 2001. The 1998 systems evaluation also led to changes to the order entry, billing and accounts receivable modules of the systems that were largely completed in 1999. Apria is currently in the process of installing supply chain management software to replace the inventory and purchasing modules of the current systems. Apria successfully installed the software in five of its 15 regions and is in the process of rolling out the software to the remainder of the company. Management believes that the implementation of these changes will substantially improve its systems. Nonetheless, such implementations could have a disruptive effect on related transaction processing. See "Receivables Management" below and "Risk Factors -- Operating Systems and Controls".

     Apria has established performance indicators which measure operating results against expected thresholds for the purpose of allowing all levels of management to monitor, identify and adjust areas requiring improvement. Operating models with strategic targets have been developed to move Apria toward more effectively managing labor expenses and the customer service, accounts receivable, clinical and distribution areas of its business. Apria's management team is compensated using performance-based incentives focused on quality revenue growth and improvement in operating income.

     PAYORS. Apria derives substantially all its revenues from third-party payors, including private insurers, managed care organizations, Medicare and Medicaid. For 2000, approximately 23% of Apria's net revenues were derived from Medicare and 7% from Medicaid. Generally, each third-party payor has specific claims requirements. Apria has policies and procedures in place to manage the claims submission process, including verification procedures to facilitate complete and accurate documentation.

     The following table sets forth a summary of Apria's payor mix (expressed as a percentage of revenues):

                                                         YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                       1998       1999       2000
                                                       -----      -----      -----
Medicare.............................................   26%        24%        23%
Medicaid.............................................   10%        8%         7%
Third-party payors/other.............................   64%        68%        70%
                                                       -----      -----      -----
                                                       100%       100%       100%
                                                       =====      =====      =====

     RECEIVABLES MANAGEMENT. Apria operates in an environment with complex requirements governing billing and reimbursement for its products and services. Further, Apria experienced serious difficulties in a number of areas relating to billing and collection of accounts receivable subsequent to the merger of Abbey and Homedco. The related facility consolidations, system conversions and high employee turnover had a disruptive effect on the processes of order taking, product identification, billing and collections. This ultimately led to a high level of accounts receivable write-offs. See "Risk Factors -- Collectibility of Accounts Receivable".

     Apria has focused on receivables management through a number of initiatives such as system enhancements, process refinements and organizational changes, which have resulted in improvements in key accounts receivable indicators. Days sales outstanding have been 56 days or fewer for each of the last eleven quarters, compared to a range of 87 to 111 days during 1996 and 1997. At June 30, 2001, Apria's days sales outstanding were 50 days.

MARKETING

     Through its field sales force, Apria markets its services primarily to managed care organizations, physicians, hospitals, medical groups and home health agencies and case managers. The following sample marketing initiatives address the requirements of Apria's referral sources:

     AUTOMATED CALL ROUTING THROUGH A SINGLE TOLL-FREE NUMBER. This marketing initiative allows select managed care organizations to reach any of Apria's locations and to access the full range of Apria services through a single central telephone number: 1-800-APRIA-88.

     ACCREDITATION BY THE JOINT COMMISSION ON ACCREDITATION OF HEALTHCARE ORGANIZATIONS. The Joint Commission on Accreditation of Healthcare Organizations ("JCAHO") is a nationally recognized organization which develops standards for various healthcare industry segments and monitors compliance with those standards through voluntary surveys of participating providers. As the home healthcare industry has grown, the need for objective quality measurements has increased. Accreditation by JCAHO entails a lengthy review process that is conducted every three years. Accreditation is increasingly being considered a prerequisite for entering into contracts with managed care organizations at every level. Because accreditation is expensive and time consuming, not all providers choose to undergo the process. Due to its leadership role in establishing quality standards for home healthcare and its active and early participation in this process, Apria is viewed favorably by referring healthcare professionals. All of Apria's branch locations are accredited by or in the process of receiving accreditation from JCAHO. Apria's triennial survey cycle began in late 1999 and is anticipated to be concluded in the fall of 2001.

     CLINICAL MANAGEMENT SERVICES. As more alternate site healthcare is managed and directed by various managed care organizations, new methods and systems are sought to simultaneously control costs and improve outcomes. Apria has developed a series of programs designed to proactively manage patients in conjunction with a managed care partner and the patient's physician in an alternate site setting. These services may include:

     - patient and/or environmental assessments;

     - screening/diagnostics;

     - patient education;

     - clinical monitoring;

     - pharmacological management; and

     - utilization and outcome reporting.

     PHYSICIAN RELATIONS. Apria's physician relations group places phone calls to physician offices in an effort to increase and enhance awareness of Apria's services and to stimulate interest in Apria. Physician relations representatives work closely with sales professionals throughout the country to identify, develop and maintain quality relationships.

     PATIENT SATISFACTION. Apria has a centralized patient satisfaction survey function. Prior to centralization, Apria relied on its distributed branch network to mail surveys to and receive responses from its discharged patients. Centralization of the function ensures the validity of the sampling methodology and has served to increase the survey response rate to a more statistically-meaningful 33%. The program also meets JCAHO's new requirements for outcome data. Apria also periodically conducts targeted member satisfaction studies for key managed care organizations.

     APRIA GREAT ESCAPES(TM) TRAVEL PROGRAM. Apria's 370-branch network facilitates travel for patients who require oxygen or other therapies. Apria coordinates equipment and service needs for thousands of patients annually, which enhances their mobility and quality of life.

SALES

     Apria employs approximately 434 sales professionals whose primary responsibility is to target key customers for all service lines. Key customers include but are not limited to hospital-based healthcare professionals, physicians and their staffs, and managed care organizations. Apria provides sales professionals with the necessary clinical and technical training to represent Apria's major service offerings of home respiratory therapy, home infusion therapy and home medical equipment. As larger segments of the marketplace become involved with managed care, specific portions of the sales force's working knowledge of pricing, contracting and negotiating, and specialty-care management programs are being enhanced as well.

     An integral component of Apria's overall sales strategy is to increase volume through managed care organizations and traditional referral channels. As the markets that Apria serves continue to evolve, the ultimate decision makers for healthcare services vary greatly, from closed model managed care organizations to preferred provider networks which are controlled by more traditional means. Apria's selling structure and strategies are driven largely by these changing market factors and will continue to adjust as further changes in the industry occur. Managed care organizations continue to represent a significant portion of Apria's business in several of its primary metropolitan markets. No single account, however, represented more than 10% of Apria's total net revenues for 2000. Among its more significant managed care agreements, Apria has contracts with Aetna/U.S. Healthcare/Prudential National, Gentiva Network Management, Kaiser Health Plans and United Healthcare. Apria also offers discount agreements and various fee-for-service arrangements to hospitals or hospital systems whose patients have home healthcare needs. See "Risk
Factors -- Pricing Pressures".

COMPETITION

     The segment of the healthcare market in which Apria operates is highly competitive. In each of its service lines there are a limited number of national providers and numerous regional and local providers. The competitive factors most important in the regional and local markets are:

     - reputation with referral sources, including local physicians and hospital-based professionals;

     - access and responsiveness;

     - price of services;

     - overall ease of doing business;

     - quality of care and service; and

     - range of home healthcare services.

The competitive factors most important in the larger, national markets are the foregoing factors and:

     - wide geographic coverage;

     - ability to develop and maintain contractual relationships with managed care organizations; and

     - access to capital.

     It is increasingly important to be able to integrate a broad range of home healthcare services to provide customers access through a single source. Apria believes that it competes effectively in each of its service lines with respect to all of the above factors and that it has an established record as a quality provider of home respiratory therapy and home infusion therapy as reflected by the JCAHO accreditation of its branches.

     Other types of healthcare providers, including hospitals, home health agencies and health maintenance organizations have entered, and may continue to enter, Apria's various service lines. Depending on their individual situations, it is possible that Apria's competitors may have, or may obtain, significantly greater financial and marketing resources than Apria. See "Risk
Factors -- Pricing Pressures".

GOVERNMENT REGULATION

     Apria is subject to extensive government regulation, including numerous laws directed at preventing fraud and abuse and laws regulating reimbursement under various governmental programs, as more fully described below. See "Risk Factors -- Federal Investigations" and "Risk Factors -- Government Regulation; Healthcare Reform".

     MEDICARE AND MEDICAID REIMBURSEMENT. As part of the Social Security Amendments of 1965, Congress enacted the Medicare program which provides for hospital, physician and other statutorily-defined health benefits for qualified individuals such as persons over 65 and the disabled. The Medicaid program, also established by Congress in 1965, is a joint federal and state program that provides certain statutorily-defined health benefits to financially needy individuals who are blind, disabled, aged, or members of families with dependent children. In addition, Medicaid generally covers financially needy children, refugees and pregnant women. A substantial portion of Apria's revenue is attributable to payments received from third-party payors, including the Medicare and Medicaid programs. In 2000, Apria derived approximately 23% of its net revenue from Medicare and approximately 7% of its net revenue from Medicaid.

     Medicare Legislation. In December 2000, federal legislators enacted the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000. Among other items, this legislation provides the home healthcare industry with some relief from the effects of the Balanced Budget Act of 1997, which contained a number of provisions that are affecting, or could potentially affect, Medicare reimbursement levels to Apria. The Medicare Balanced Budget Refinement Act of 1999 also mitigated some of the effects of the Balanced Budget Act of 1997.

     The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provides reinstatement in 2001 of the full annual cost of living adjustment (based on the Consumer Price Index) for certain durable medical equipment. The Balanced Budget Act of 1997 had frozen this adjustment for each of the years 1998 through 2002.

     During 2000, the Secretary of the U.S. Department of Health and Human Services wrote to the durable medical equipment regional carriers and recommended, but did not mandate, that Medicare claims processors base their payments for covered outpatient drugs and biologicals on pricing schedules other than the Average Wholesale Price listing, which historically has been the industry's basis for drug reimbursement. The suggested alternative pricing methodology was offered in an effort to reduce reimbursement levels for certain drugs to more closely approximate a provider's acquisition cost, but it would not have covered the costs of preparing, delivering or administering the drugs to the patients. Under current reimbursement schedules, these costs are implicitly covered in the reimbursement for the drug cost. The healthcare industry has objected to the U.S. Department of Health and Human Services' approach for several reasons, primarily because it fails to consider the accompanying costs of delivering and administering these types of drug therapies. Further, if providers choose to discontinue providing these drugs due to inadequate reimbursement, patient access may be jeopardized. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 delayed the adoption of proposed drug price changes and directed the General Accounting Office to conduct a thorough study, by September 2001, to examine the adequacy of current payments and to recommend revised payment methodologies. In addition, some states have adopted or are contemplating adopting some form of the proposed alternate pricing methodology for certain drugs and biologicals under the Medicaid program. These changes may reduce the level of reimbursement received by Apria and may ultimately cause Apria to stop participating in the Medicaid program in one or more states.

     The Balanced Budget Act of 1997 granted authority to the Secretary of Health and Human Services to increase or reduce the reimbursement for home medical equipment, including oxygen, by 15% each year under an inherent reasonableness procedure. However, under the provisions of the Medicare Balanced Budget Refinement Act of 1999, reimbursement reductions proposed under the inherent reasonableness procedure have been delayed pending (1) a study by the General Accounting Office (completed July 2000) to examine the use of the authority granted under this procedure and (2) promulgation by the Health Care Financing Administration of a final rule implementing the inherent reasonableness authority.

     Further, the Balanced Budget Act of 1997 mandated that the Health Care Financing Administration conduct competitive bidding demonstrations for Medicare Part B items and services. The first demonstration commenced in October 1999 in Polk County, Florida. The second demonstration commenced in January 2001 in the San Antonio, Texas area and covers the counties of Bexar, Comal and Guadalupe. The competitive bidding demonstrations could provide the Health Care Financing Administration and Congress with a model for implementing competitive pricing in all Medicare programs. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates.

     Claims Audits. Durable medical equipment regional carriers are private organizations that contract to serve as the government's agents for the processing of claims for items and services provided under Part B of the Medicare program. These carriers and Medicaid agencies also periodically conduct pre-payment and post-payment reviews and other audits of claims submitted. Medicare and Medicaid agents are under increasing pressure to scrutinize healthcare claims more closely. In addition, the home healthcare industry is generally characterized by long collection cycles for accounts receivable due to complex and time-consuming requirements for obtaining reimbursement from private and governmental third-party payors. Such long collection cycles or reviews and/or similar audits or investigations of Apria's claims and related documentation could result in denials of claims for payment submitted by Apria. Further, the government could demand significant refunds or recoupments of amounts paid by the government for claims, which, upon subsequent investigation, are determined by the government to be inadequately supported by the required documentation. See "Risk Factors -- Federal Investigations" and "Risk
Factors -- Medicare Reimbursement Rates".

     THE ANTI-KICKBACK STATUTE. As a provider of services under the Medicare and Medicaid programs, Apria is subject to the Medicare and Medicaid fraud and abuse laws (sometimes referred to as the "anti-kickback statute"). At the federal level, the anti-kickback statute prohibits any bribe, kickback or rebate in return for the referral of patients, products or services covered by federal healthcare programs. Federal healthcare programs have been defined to include plans and programs that provide health benefits funded by the United States Government, including Medicare, Medicaid, and TRICARE (formerly known as the Civilian Health and Medical Program of the Uniformed Services), among others. Violations of the anti-kickback statute may result in civil and criminal penalties and exclusion from participation in the federal healthcare programs. In addition, a number of states in which Apria operates have laws that prohibit certain direct or indirect payments (similar to the anti-kickback statute) or fee-splitting arrangements between healthcare providers, if such arrangements are designed to induce or encourage the referral of patients to a particular provider. Possible sanctions for violation of these restrictions include exclusion from state-funded healthcare programs, loss of licensure and civil and criminal penalties. Such statutes vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies.

     PHYSICIAN SELF-REFERRALS. Certain provisions of the Omnibus Budget Reconciliation Act of 1993, commonly known as "Stark II", prohibit Apria, subject to certain exceptions, from submitting claims to the Medicare and Medicaid programs for "designated health services" if Apria has a financial relationship with the physician making the referral for such services or with a member of such physician's immediate family. The term "designated health services" includes several services commonly performed or supplied by Apria, including durable medical equipment and home health services. In addition, "financial relationship" is broadly defined to include any ownership or investment interest or compensation arrangement pursuant to which a physician receives remuneration from the provider at issue. Violations of Stark II may result in loss of Medicare and Medicaid reimbursement, civil penalties and exclusion from participation in the Medicare and Medicaid programs. On January 4, 2001, the Health Care Financing Administration issued the first of two phases of final regulations to clarify the meaning and application of Stark II. The Health Care Financing Administration has not stated when Phase II will be issued; however, Phase I addresses the primary substantive aspects of the prohibition and several key exceptions. Significantly, the final regulations define previously undefined key terms, clarify prior definitions, and create several new exceptions for certain "indirect compensation arrangements", "fair market value" transactions, arrangements involving non-monetary compensation up to $300, and risk-sharing arrangements, among others. The regulations also create a new "knowledge" exception that permits providers to bill for items provided in connection with an otherwise prohibited referral, if the provider does not know, and does not act in reckless disregard or deliberate ignorance of, the identity of the referring physician. The effective date for Phase I of the final regulations has been delayed for one year until January 4, 2002. In the interim, the current statute and the regulations issued in 1995 for the predecessor law, Stark I, will remain in effect. In addition, a number of the states in which Apria operates have similar prohibitions on physician self-referrals. Finally, recent enforcement activity and resulting case law developments have increased the legal risks of physician compensation arrangements that do not satisfy the terms of an exception to Stark II, especially in the area of joint venture arrangements with physicians.

     FALSE CLAIMS. The False Claims Act imposes civil and criminal liability on individuals or entities that submit false or fraudulent claims for payment to the government. Violations of the False Claims Act may result in treble damages, civil monetary penalties and exclusion from the Medicare and Medicaid programs.

     The False Claims Act also allows a private individual to bring a qui tam suit on behalf of the government against a healthcare provider for violations of the False Claims Act. A qui tam suit may be brought by, with only a few exceptions, any private citizen who has material information of a false claim that has not yet been previously disclosed. Even if disclosed, the original source of the information leading to the public disclosure may still pursue such a suit. Although a corporate insider is often the plaintiff in such actions, an increasing number of outsiders are pursuing such suits.

     In a qui tam suit, the private plaintiff is responsible for initiating a lawsuit that may eventually lead to the government recovering money of which it was defrauded. After the private plaintiff has initiated the lawsuit, the government must decide whether to intervene in the lawsuit and become the primary prosecutor. In the event the government declines to join the lawsuit, the private plaintiff may choose to pursue the case alone, in which case the private plaintiff's counsel will have primary control over the prosecution (although the government must be kept apprised of the progress of the lawsuit and will still receive at least 70% of any recovered amounts). In return for bringing the suit on the government's behalf, the statute provides that the private plaintiff is to receive up to 30% of the recovered amount from the litigation proceeds if the litigation is successful. Recently, the number of qui tam suits brought against healthcare providers has increased dramatically. In addition, at least five states -- California, Illinois,

Florida, Tennessee, and Texas -- have enacted laws modeled after the False Claims Act that allow those states to recover money which was fraudulently obtained by a healthcare provider from the state (e.g., Medicaid funds provided by the state). See "Risk Factors -- Federal Investigations".

     OTHER FRAUD AND ABUSE LAWS. The Health Insurance Portability and Accountability Act of 1996 created in part, two new federal crimes: "Health Care Fraud" and "False Statements Relating to Health Care Matters". The Health Care Fraud statute prohibits knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program. A violation of this statute is a felony and may result in fines and/or imprisonment. The False Statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact by any trick, scheme or device or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

     Recently, the federal government has made a policy decision to significantly increase the financial resources allocated to enforcing the healthcare fraud and abuse laws. In addition, private insurers and various state enforcement agencies have increased their level of scrutiny of healthcare claims in an effort to identify and prosecute fraudulent and abusive practices in the healthcare area.

     INTERNAL CONTROLS. Apria maintains several programs designed to minimize the likelihood that Apria would engage in conduct or enter into contracts in violation of the fraud and abuse laws. Contracts of the types subject to these laws are reviewed and approved by the corporate contract services and/or legal departments. Apria also maintains various educational programs designed to keep its managers updated and informed on developments with respect to the fraud and abuse laws and to remind all employees of Apria's policy of strict compliance in this area. While Apria believes its discount agreements, billing contracts, and various fee-for-service arrangements with other healthcare providers comply with applicable laws and regulations, Apria cannot provide any assurance that further judicial interpretations of existing laws or legislative enactment of new laws will not have a material adverse effect on Apria's business. See "Risk
Factors -- Federal Investigations".

     HEALTHCARE REFORM LEGISLATION. Economic, political and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Healthcare reform proposals have been formulated by the legislative and administrative branches of the federal government. In addition, some of the states in which Apria operates periodically consider various healthcare reform proposals. Apria anticipates that federal and state government bodies will continue to review and assess alternative healthcare delivery systems and payment methodologies and public debate of these issues will continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, Apria cannot predict which, if any, of such reform proposals will be adopted or when they may be adopted or that any such reforms will not have a material adverse effect on Apria's business and results of operations.

     Healthcare is an area of extensive and dynamic regulatory change. Changes in the law or new interpretations of existing laws can have a dramatic effect on permissible activities, the relative costs associated with doing business and the amount of reimbursement by government and other third-party payors. Recommendations for changes may result from an ongoing study of patient access by the General Accounting Office and from the potential findings of the National Bipartisan Commission on the Future of Medicare. See "Risk Factors -- Government Regulation; Healthcare Reform".

EMPLOYEES

     As of June 24, 2001, Apria had 9,565 employees, of which 8,314 were full-time and 1,251 were part-time. Apria's employees are not currently represented by a labor union or other labor organization, except for approximately 20 employees in the State of New York.

     In June 2001, Apria's full-time equivalents in the functional areas of sales, operations and administration totaled 443, 7,610 and 968, respectively. Full-time equivalents are computed by dividing the actual number of hours worked in a given period by the "normal" number of hours for that period based on a 40-hour week.

LEGAL PROCEEDINGS

     Apria and certain of its present and former officers and/or directors are defendants in a class action lawsuit, In Re Apria Healthcare Group Securities Litigation, filed in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. Pursuant to a court order dated May 27, 1998, the plaintiffs in the original three class actions filed a Consolidated Amended Class Action Complaint on August 6, 1998. The amended complaint purports to establish a class of plaintiff shareholders who purchased Apria's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The amended complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding Apria and its financial condition in violation of federal securities laws. The amended complaint seeks compensatory and punitive damages as well as other relief.

     Two similar class actions were filed during July 1998 in the Superior Court for the State of California for the County of Orange: Schall v. Apria Healthcare Group Inc., et. al. (Case No. 797060) and Thompson v. Apria Healthcare Group Inc., et al. (Case No. 797580). These two actions were consolidated by a court order dated October 22, 1998 (Master Case No. 797060). On June 14, 1999, the plaintiffs filed a Consolidated Amended Class Action Complaint asserting claims founded on state law and on Sections 11 and 12(2) of the 1933 Securities Act.

     Apria believes that it has meritorious defenses to the plaintiffs' claims, and it intends to vigorously defend itself in both the federal and state cases. In the opinion of Apria's management, the ultimate disposition of these class actions will not have a material adverse effect on Apria's results of operations or financial condition.

     Since mid-1998 Apria has received a number of subpoenas and document requests from U.S. Attorneys' offices and from the U.S. Department of Health and Human Services. The subpoenas and requests generally ask for documents, such as patient files, billing records and other documents relating to billing practices, related to Apria's patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government in connection with these investigations and is responding to the document requests and subpoenas. In July 1999, Apria received notification that the U.S. Attorney's office in Sacramento closed its criminal investigation file relating to eight subpoenas that had been issued by that office.

     In January 2001, Apria was informed by the U.S. Attorney's office in Los Angeles that the billing investigation being conducted by that office is the result of qui tam litigation filed on behalf of the government against Apria, and that the government is investigating certain allegations for the purpose of determining whether it will intervene in that litigation. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identity of the court or courts where the proceedings are pending, the date or dates instituted, the identity of the plaintiffs or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the qui tam actions; however, it could reach a decision with respect to intervention soon.

     Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. If a judge, jury or administrative agency were to determine that such errors and omissions resulted in the submission of false claims to federal healthcare programs or significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including exclusion of Apria from participation in federal healthcare programs.

     Since early 2001, Apria has had discussions with representatives of the government concerning the results of a sampling of 300 patient files submitted by Apria in response to government subpoenas. The government's sample of 300 patient files includes approximately 2,300 "claims" or monthly invoices for services and products over a three-and-one-half year period from mid-1995 through year-end 1998. The government has alleged that certain of these claims, involving up to approximately $110,000 of aggregate billings, are inadequately supported by required documentation with the result, in the government's view, that Apria is liable for overpayments and penalties under the False Claims Act. On July 12, 2001, government representatives and counsel for the plaintiffs in the qui tam actions asserted that, by a process of extrapolation from the 300 patient sample to all of Apria's billings to the federal government during the sample period, Apria is liable to the government for treble damages of $309 million (based on an extrapolation to $103 million from the alleged false claims in the sample), plus penalties of $5,000 to $10,000 for each of over 900,000 allegedly false claims, or a range of total liability from $4.8 billion to over $9 billion.

     Apria considers these assertions and amounts to be unsupported both legally and factually. Apria's position is that the legal analysis of the government and the qui tam plaintiffs is incorrect, that their review of the sample vastly overstates the number and significance of deficiencies, and that the sampling and extrapolation methodologies under the circumstances are statistically flawed and legally problematic. Apria believes that the number of sample invoices affected by substantive errors or omissions in supporting documentation is much less than the government and the qui tam plaintiffs assert. Further, Apria believes that most of the alleged errors and omissions should not give rise to any liability, for refunds or otherwise. In fact, Apria believes that its total obligation to refund overpayments attributable to all of the substantively deficient documentation in the government's sample should be less than $10,000 instead of the $110,000 alleged by the government.

     Apria believes that the claims asserted are unwarranted and that Apria is in a position to assert numerous meritorious defenses. However, Apria cannot provide any assurances as to the outcome of these proceedings. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

     Apria is also engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by Apria upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's results of operations or financial condition.

                              SELLING STOCKHOLDER

     The following table sets forth information regarding the selling stockholder's beneficial ownership of Apria's common stock as of June 30, 2001 and as adjusted to reflect the sale of 8,500,000 shares of common stock being offered in this offering.

                                                                                          SHARES OF COMMON
                                                                                               STOCK
                                         SHARES OF COMMON STOCK        SHARES OF         BENEFICIALLY OWNED
                                        BENEFICIALLY OWNED PRIOR      COMMON STOCK           AFTER THE
                                             TO THE OFFERING        BEING OFFERED(1)        OFFERING(1)
                                        -------------------------   ----------------   ----------------------
         SELLING STOCKHOLDER              NUMBER      PERCENTAGE         NUMBER         NUMBER     PERCENTAGE
         -------------------            -----------   -----------   ----------------   ---------   ----------
Relational Investors, LLC(2)..........  10,936,282       20.22%        8,500,000       2,436,282      4.50%

---------------

(1) Assumes no exercise of the underwriters' over-allotment option.

(2) According to a Schedule 13D amendment dated April 19, 1999, and Form 4 filings dated May 14 and December 16, 1999 and September 7, 2000, all of which have been filed with the Securities and Exchange Commission, Relational Investors, LLC, its affiliated companies and David Batchelder, Ralph V. Whitworth and Joel L. Reed, individually and as managing members of Relational Investors, LLC have sole voting and dispositive power as to these shares. These shares are held by Relational Investors, LLC or by limited partnerships (Relational Coast Partners, L.P., Relational

    Investors, L.P., Relational Fund Partners, L.P., or Relational Partners, L.P.) of which Relational Investors, LLC is the sole general partner. The mailing address of Relational Investors, LLC is 11975 El Camino Real, Suite 300, San Diego, California 92130.

     Mr. Ralph V. Whitworth and Mr. David H. Batchelder, two of the managing members of Relational Investors, are both members of Apria's Board of Directors. Mr. Ralph V. Whitworth is the Chairman of Apria's Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Apria's authorized common stock consists of 150,000,000 shares of common stock. All authorized shares of common stock have a par value of $0.001 per share and are entitled to one vote per share on all matters submitted to a vote of stockholders. In the event of a liquidation, dissolution or winding up of Apria, the holders of the common stock are entitled to share ratably in all assets remaining after all liabilities and the liquidation preference attributable to any outstanding preferred stock have been paid. Subject to any preferential rights held by holders of preferred stock, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. However, it is not presently anticipated that dividends will be paid on common stock in the foreseeable future, and certain of the debt instruments to which Apria is a party prohibit or restrict the payment of dividends. See "Price Range of Common Stock and Dividend Policy." Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities, and there are no redemption provisions with respect to such shares.

     As of June 30, 2001, there were outstanding 54,091,427 shares of common stock. As of June 30, 2001, there were reserved for issuance upon the exercise of options 9,441,571 shares of common stock, of which options for 6,366,807 shares of common stock are outstanding.

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     Apria's authorized preferred stock consists of 10,000,000 shares of preferred stock. All authorized shares of the preferred stock have a par value of $0.001 per share. Apria's board of directors has the authority to issue shares of preferred stock in one or more series and to fix the designation and relative powers, preferences and rights and qualifications, limitations, or restrictions of all shares of each such series, including without limitation dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences, and the number of shares constituting each such series, without further vote or action by the stockholders. The issuance of the preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock. The issuance of the preferred stock could have the effect of delaying, deferring, or preventing a change in control of Apria without further action by the stockholders. Apria has no present plans to issue any shares of preferred stock.

     As of June 30, 2001, there were no outstanding shares of preferred stock.

                   UNITED STATES TAXATION OF NON-U.S. HOLDERS

GENERAL

     This section summarizes the material U.S. tax consequences to a holder of shares that is a "Non-U.S. Holder" (as defined below). However, the discussion is limited in the following ways:

     - The discussion only covers you if you hold your shares as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

     - The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of shares. We suggest that you consult your tax advisor about the consequences of holding shares in your particular situation.

     - The discussion is based on current law. Changes in the law may change the tax treatment of the shares.

     - The discussion does not cover state, local or foreign law.

     - We have not requested a ruling from the IRS on the tax consequences of owning the shares. As a result, the IRS could disagree with portions of this discussion.

If you are considering buying shares, we suggest that you consult your tax advisor about the tax consequences of holding the shares in your particular situation.

     For the purposes of this discussion, a "Non-U.S. Holder" is:

     - an individual that is a nonresident alien;

     - a corporation -- or entity taxable as a corporation for U.S. federal income tax purposes -- created under non-U.S. law; or

     - an estate or trust that is not taxable in the U.S. on its worldwide income.

     If a partnership holds shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding shares, we suggest that you consult your tax advisor.

WITHHOLDING TAXES IN GENERAL

     Unless an exception applies, all dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a rate of 30%. These taxes will be withheld either by the paying agent or by the bank, broker, or other intermediary through which you hold your shares.

     In general, the entire dividend we pay is subject to withholding tax. However, special rules apply if we pay a dividend that is greater than our current or accumulated "earnings and profits" as calculated for U.S. federal income tax purposes. In that case, either:

     - We (or the intermediary) may elect to withhold only on the portion of the dividend that is out of our earnings and profits. In this case, the remainder of the dividend would not be subject to withholding tax.

     - We (or the intermediary) may withhold on the entire dividend. In that case, you would be entitled to obtain a refund from the IRS for the withholding tax on the portion of the dividend that exceeds our earnings and profits.

EXCEPTIONS TO 30% WITHHOLDING TAXES

     You may be entitled to a reduced rate of withholding taxes -- or exemption from withholding taxes -- if you are eligible for a tax treaty between the United States and your country of residence. The particular withholding tax rate that would apply to you depends on your tax status and on the particular tax treaty. However, the rate under most treaties is 15% for a typical portfolio investor.

     To be eligible for a tax treaty, you generally must meet each of the following requirements:

     - You are the beneficial owner of the shares. That is, you are not holding the shares on behalf of someone else.

     - You are a resident of the tax treaty jurisdiction and you satisfy all the other requirements in the treaty.

     - You comply with the documentation requirements discussed below.

     - If you are treated as a partnership or other pass-through entity either for U.S. federal income tax purposes or under the tax laws of the treaty jurisdiction, you must satisfy additional requirements.

     In order to comply with the documentation requirements to claim tax treaty benefits, you must satisfy one of the following conditions. These conditions have been significantly changed for dividends paid on or after January 1, 2001.

     - You complete Form W-8BEN and provide it to the intermediary. The Form W-8BEN must contain your name and address, and you must fill out Part II of the form to state your claim for treaty benefits. As long as the shares remain actively traded, you are not required to obtain a Taxpayer Identification Number to claim treaty benefits.

     - You hold your shares directly through a "qualified intermediary." In this case, you need not file Form W-8BEN if the qualified intermediary has in its files, or obtains from you, certain information concerning your eligibility for treaty benefits. A qualified intermediary is an intermediary that (1) is either a U.S. or non-U.S. entity, (2) is acting out of a non-U.S. branch or office and (3) has signed an agreement with the IRS providing that it will administer all or part of the U.S. tax withholding rules under specified procedures.

     - In some limited circumstances, you may be permitted to provide documentary evidence in lieu of Form W-8BEN even if you hold your shares through an intermediary that is not a qualified intermediary.

     Alternatively, dividends paid to you will be exempt from U.S. withholding tax if the dividend income is effectively connected with the conduct of your trade or business in the U.S., and is not exempt from U.S. tax under a tax treaty. To claim this exemption, you must generally complete Form W-8ECI.

     Even if you meet one of the above requirements, you will not be entitled to the reduction in -- or exemption from -- withholding tax on dividends paid to you under any of the following circumstances:

     - The withholding agent or an intermediary knows or has reason to know that you are not entitled to the reduction in rate or the exemption from withholding tax. Specific rules apply for this test.

     - The IRS notifies the withholding agent that information that you or an intermediary provided concerning your status is false.

     - An intermediary through which you hold the shares fails to comply with the necessary procedures. In particular, an intermediary is generally required to forward a copy of your Form W-8BEN (or other documentary information concerning your status) to the withholding agent for the shares. However, if you hold your shares through a qualified intermediary -- or if there is a qualified intermediary in the chain of title between yourself and the withholding agent for the shares -- the qualified intermediary will not generally forward this information to the withholding agent.

     The amount of dividends paid to you, and the amount withheld from the dividends, will generally be reported to the IRS and to you on Form 1042-S. However, this reporting does not apply to you if you hold your shares directly through a qualified intermediary and the applicable procedures are complied with.

     The rules regarding withholding are complex and vary depending on your individual situation. They are also subject to change, and certain transition rules apply for calendar year 2001. In addition, special rules apply to certain types of non-U.S. holders of shares, including partnerships, trusts, and other entities treated as pass-through entities for U.S. federal income tax purposes. We suggest that you consult with your tax advisor regarding the specific methods for satisfying these requirements.

SALE OF SHARES

     If you sell a share, you will not be subject to federal income tax on any gain unless one of the following applies:

     - The gain is connected with a trade or business that you conduct in the U.S.

     - You are an individual, you are present in the U.S. for at least 183 days during the year in which you dispose of the share, and certain other conditions are satisfied.

U.S. TRADE OR BUSINESS

     If you hold your shares in connection with a trade or business that you are conducting in the U.S.:

     - Any dividends on the shares, and any gain from disposing of the shares, generally will be subject to income tax at the usual U.S. rates applicable to U.S. persons.

     - If you are a corporation, you may be subject to the "branch profits tax" on your earnings that are connected with your U.S. trade or business, including earnings from the shares. This tax is 30%, but may be reduced or eliminated by an applicable income tax treaty.

ESTATE TAXES

     If you are an individual, your shares will be subject to U.S. estate tax when you die unless you are entitled to the benefits of an estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under the U.S. information reporting rules, when a shareholder receives dividends or proceeds of the sale of stock, the appropriate intermediary must report to the IRS and to the shareholder the amount of the dividends or sale proceeds. Some shareholders, including all corporations, are exempt from these rules.

     In addition, a nonexempt shareholder is required to provide the intermediary with certain identifying information. If this information is not supplied, or if the intermediary knows or has reason to know that it is not true, dividends or sale proceeds are subject to "backup withholding" at a rate of 31%. Backup withholding is not an additional tax, and the shareholder may use the tax as a credit against the tax it otherwise owes.

     These rules apply to Non-U.S. Holders of shares as follows:

     - Dividends paid to you will be exempt from the usual information reporting rules if you are eligible for a reduced withholding rate under a tax treaty as discussed above. However, as described above, dividends paid to you may be reported to the IRS on Form 1042-S.

     - If you are not eligible for a tax treaty and do not provide information to the intermediary identifying yourself as a Non-U.S. Holder, in some cases you may be subject to backup withholding at the rate of 31% instead of regular dividend withholding at the rate of 30%. If necessary, you may provide the intermediary with Form W-8BEN, without claiming treaty benefits, in order to claim the 30% rate.

     - Sale proceeds you receive on a sale of your shares through a broker may be subject to information reporting and/or backup withholding if you are not eligible for an exemption. In particular, information reporting and backup withholding may apply if you use the U.S. office of a broker, and information reporting (but not backup withholding) may apply if you use the foreign office of a broker that has certain connections to the U.S. In general, you may file Form W-8BEN, without claiming treaty benefits, to claim an exemption from information reporting and backup withholding. We suggest that you consult your tax advisor concerning information reporting and backup withholding on a sale.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated August 9, 2001, the selling stockholder has agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Banc of America Securities LLC, J.P. Morgan Securities Inc. and UBS Warburg LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                              Number of
                        Underwriter                            Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................  2,717,000
Banc of America Securities LLC..............................  2,317,000
J.P. Morgan Securities Inc..................................  1,478,000
UBS Warburg LLC.............................................  1,478,000
Jefferies & Company, Inc. ..................................    170,000
Morgan Stanley & Co. Incorporated...........................    170,000
Tucker Anthony Incorporated.................................    170,000
                                                              ---------
     Total..................................................  8,500,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

     The selling stockholder has granted to the underwriters a 30-day option exercisable by the representatives to purchase up to 1,275,000 additional shares from the selling stockholder at the initial public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $.652 per share. The underwriters and selling group members may allow a discount of $.10 per share on sales to other broker/dealers. After the public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses the selling stockholder will pay:

                                                        Per Share                           Total
                                             -------------------------------   -------------------------------
                                                Without            With           Without            With
                                             Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                             --------------   --------------   --------------   --------------
Underwriting Discounts and Commissions paid
  by selling stockholder...................      $1.072           $1.072         $9,112,000      $10,478,800
Expenses payable by selling stockholder....      $ .081           $ .070         $  689,008      $   689,008

     Apria has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of its common stock or securities convertible into or exchangeable or exercisable for any shares of its common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances of shares of common stock or grants or options to purchase shares of common stock under employee benefit plans existing on the date of this prospectus and issuances of shares of common stock pursuant to the exercise of options outstanding on the date of this prospectus.

     Apria's executive officers and directors and various stockholders, including the selling stockholder, who will continue to own shares or options to purchase shares of Apria's common stock upon completion of this offering, have agreed that they will not, except for certain permitted transfers, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Apria's common stock or securities convertible into or exchangeable or exercisable for any shares of Apria's common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of Apria's common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days (in the case of the selling stockholder) or 80 days (in the case of Apria's officers and directors and other stockholders) after the date of this prospectus.

     Apria and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

     Some of the underwriters and their affiliates have provided, and may provide in the future, investment banking and other financial services for Apria in the ordinary course of business for which they have received and would receive customary compensation. An affiliate of Banc of America Securities LLC was a lender and administrative agent under Apria's previous senior credit facility and is a lender and administrative agent under Apria's current credit facility. Affiliates of UBS Warburg LLC and J.P. Morgan Securities Inc. were also lenders under Apria's previous credit facility and are lenders under Apria's current credit facility. An affiliate of Credit Suisse First Boston Corporation is a lender under Apria's current credit facility. Apria is currently in compliance with the terms of the indebtedness owed by it to banks affiliated with the underwriters. The decision of the underwriters to distribute Apria's common stock was made independently of the banks affiliated with those underwriters.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of Apria's common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of Apria's common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus in electronic form may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker/dealer, as a selling group member.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that Apria and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to Apria, the selling stockholders and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Apria. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered in this prospectus will be passed upon by Gibson, Dunn & Crutcher LLP. The underwriters have been represented by Cravath, Swaine & Moore.

                                    EXPERTS

     The consolidated financial statements of Apria as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, included and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing and incorporated by reference herein, and have been so included and incorporated herein in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission permits Apria to "incorporate by reference" the information that Apria files with it, which means that Apria can disclose important information to prospective investors by referring prospective investors to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that Apria files with the Commission after the date of this prospectus will automatically update and supersede this information. Apria incorporates by reference the documents listed below and any future filings it makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the termination of this offering:

          1. Apria's Annual Report on Form 10-K for the year ended December 31, 2000;

          2. Apria's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

          3. Apria's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001; and

          4. The description of the common stock contained in Apria's Registration Statement on Form 8-A which Apria filed with the Commission on February 11, 1992 under Apria's prior name, Abbey Healthcare Group Incorporated.

     Upon request, Apria will provide any prospective investor without charge with a copy of the documents that it incorporates by reference in this prospectus. To request a copy of any or all of these documents, prospective investors should write or telephone Apria at the following address and telephone number:

                          Apria Healthcare Group Inc.
                         Attention: Corporate Secretary
                               3560 Hyland Avenue
                          Costa Mesa, California 92626
                           Telephone: (714) 427-2000

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE

                                                              PAGE
                                                              ----
CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets -- December 31, 1999 and 2000...  F-3
Consolidated Statements of Operations -- Years ended
  December 31, 1998, 1999 and 2000..........................  F-4
Consolidated Statements of Stockholders' Equity -- Years
  ended December 31, 1998, 1999 and 2000....................  F-5
Consolidated Statements of Cash Flows -- Years ended
  December 31, 1998, 1999 and 2000..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Balance Sheets -- December 31, 2000
  and June 30, 2001.........................................  F-23
Condensed Consolidated Income Statements -- Three and six
  months ended June 30, 2000 and 2001.......................  F-24
Condensed Consolidated Statements of Cash Flows -- Six
  months ended June 30, 2000 and 2001.......................  F-25
Notes to Condensed Consolidated Financial Statements........  F-26

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Apria Healthcare Group Inc.

     We have audited the accompanying consolidated balance sheets of Apria Healthcare Group Inc. and subsidiaries (the company) as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Apria Healthcare Group Inc. and subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 14, 2001

                          APRIA HEALTHCARE GROUP INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1999         2000
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
                           ASSETS
Current Assets
  Cash and cash equivalents.................................  $  20,493    $  16,864
  Accounts receivable, less allowance for doubtful accounts
     of $44,652 and $39,787 at December 31, 1999 and 2000,
     respectively...........................................    149,767      145,518
  Inventories, net..........................................     18,505       22,404
  Deferred income taxes.....................................     42,595       33,067
  Prepaid expenses and other current assets.................     10,610        8,617
                                                              ---------    ---------
     Total Current Assets...................................    241,970      226,470
Patient Service Equipment, less accumulated depreciation of
  $277,915 and $310,741 at December 31, 1999 and 2000,
  respectively..............................................    126,486      134,812
Property, Equipment and Improvements, Net...................     41,503       40,630
Deferred Income Taxes.......................................     95,974       75,076
Intangible Assets, Net......................................    125,641      137,928
Other Assets................................................        422        1,687
                                                              ---------    ---------
                                                              $ 631,996    $ 616,603
                                                              =========    =========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................  $  50,147    $  54,250
  Accrued payroll and related taxes and benefits............     26,478       28,449
  Accrued insurance.........................................     10,866        9,980
  Income taxes payable......................................      9,220       13,378
  Other accrued liabilities.................................     42,087       24,555
  Current portion of long-term debt.........................     23,528        1,999
                                                              ---------    ---------
     Total Current Liabilities..............................    162,326      132,611
Long-Term Debt, net of current portion......................    394,201      337,750
Commitments and Contingencies (Notes 9 and 11)
Stockholders' Equity
  Preferred stock, $.001 par value:
     10,000,000 shares authorized; none issued..............         --           --
  Common stock, $.001 par value:
     150,000,000 shares authorized; 52,054,974 and
      53,153,890 shares issued at December 31, 1999 and
      2000, respectively; 52,054,874 and 53,067,790
      outstanding at December 31, 1999 and 2000,
      respectively..........................................         52           53
  Additional paid-in capital................................    328,897      343,621
  Accumulated deficit.......................................   (253,477)    (196,471)
  Treasury stock, at cost; 100 and 86,100 shares at December
     31, 1999 and 2000, respectively........................         (3)        (961)
                                                              ---------    ---------
                                                                 75,469      146,242
                                                              ---------    ---------
                                                              $ 631,996    $ 616,603
                                                              =========    =========

See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEAR ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1998         1999          2000
                                                         ----------    ---------    ----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues...........................................  $  933,793    $ 940,024    $1,014,201
Costs and expenses:
  Cost of net revenues:
     Product and supply costs..........................     240,798      183,750       188,581
     Patient service equipment depreciation............      76,974       73,138        77,819
     Nursing services..................................       2,330        2,011         1,642
     Other.............................................      10,593        9,015        10,900
                                                         ----------    ---------    ----------
                                                            330,695      267,914       278,942
  Provision for doubtful accounts......................      75,319       34,314        32,166
  Selling, distribution and administrative.............     574,895      514,041       554,691
  Amortization of intangible assets....................      12,496        8,048        10,205
  Impairment of intangible assets......................      76,223           --            --
  Impairment of long-lived assets and
     internally-developed software.....................      22,187           --            --
                                                         ----------    ---------    ----------
                                                          1,091,815      824,317       876,004
                                                         ----------    ---------    ----------
     Operating (Loss) Income...........................    (158,022)     115,707       138,197
Interest expense.......................................      46,916       42,526        40,056
                                                         ----------    ---------    ----------
     (Loss) Income Before Taxes........................    (204,938)      73,181        98,141
Income tax expense (benefit)...........................       3,000     (130,954)       41,135
                                                         ----------    ---------    ----------
     Net (Loss) Income.................................  $ (207,938)   $ 204,135    $   57,006
                                                         ==========    =========    ==========
Basic net (loss) income per common share...............  $    (4.02)   $    3.93    $     1.09
                                                         ==========    =========    ==========
Diluted net (loss) income per common share.............  $    (4.02)   $    3.81    $     1.06
                                                         ==========    =========    ==========

See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                     COMMON STOCK
                                    --------------   ADDITIONAL                 TREASURY STOCK       TOTAL
                                              PAR     PAID-IN     ACCUMULATED   --------------   STOCKHOLDERS'
                                    SHARES   VALUE    CAPITAL       DEFICIT     SHARES   COST       EQUITY
                                    ------   -----   ----------   -----------   ------   -----   -------------
                                                                  (IN THOUSANDS)
Balance at December 31, 1997......  51,568    $51     $324,093     $(249,674)     --     $  (3)    $  74,467
Exercise of stock options.........     217      1        1,685                                         1,686
Other.............................                         128                                           128
Net loss..........................                                  (207,938)                       (207,938)
                                    ------    ---     --------     ---------     ---     -----     ---------
Balance at December 31, 1998......  51,785     52      325,906      (457,612)     --        (3)     (131,657)
Exercise of stock options.........     270               2,671                                         2,671
Tax benefits related to stock
  options.........................                         235                                           235
Other.............................                          85                                            85
Net income........................                                   204,135                         204,135
                                    ------    ---     --------     ---------     ---     -----     ---------
Balance at December 31, 1999......  52,055     52      328,897      (253,477)     --        (3)       75,469
Exercise of stock options.........   1,099      1       10,735                                        10,736
Tax benefits related to stock
  options.........................                       3,989                                         3,989
Repurchases of common stock.......                                               (86)     (958)         (958)
Net income........................                                    57,006                          57,006
                                    ------    ---     --------     ---------     ---     -----     ---------
Balance at December 31, 2000......  53,154    $53     $343,621     $(196,471)    (86)    $(961)    $ 146,242
                                    ======    ===     ========     =========     ===     =====     =========

See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                              -----------------------------------
                                                                1998         1999         2000
                                                              ---------    ---------    ---------
                                                                        (IN THOUSANDS)
OPERATING ACTIVITIES
Net (loss) income...........................................  $(207,938)   $ 204,135    $  57,006
Items included in net (loss) income not requiring
  (providing) cash:
  Provision for doubtful accounts...........................     75,319       34,314       32,166
  Provision for inventory and patient service equipment
    shortages/obsolescence..................................     23,305        3,968           --
  Depreciation..............................................    104,031       92,312       95,074
  Amortization of intangible assets.........................     12,496        8,048       10,205
  Amortization of deferred debt costs.......................      1,747        4,471        2,618
  Impairment of intangible assets...........................     76,223           --           --
  Impairment of long-lived assets and internally-developed
    software................................................     22,187           --           --
  Deferred income taxes.....................................         --     (138,569)      30,426
  Other, net................................................      3,113       (1,444)       3,067
Changes in operating assets and liabilities, net of effects
  of acquisitions:
  Accounts receivable.......................................     50,035      (49,802)     (27,105)
  Inventories...............................................       (612)      (3,668)      (3,898)
  Prepaids and other assets.................................      7,787       (3,905)       1,427
  Accounts payable..........................................      5,276        3,574        4,103
  Accrued payroll and related taxes and benefits............    (15,692)         898        1,971
  Accrued expenses..........................................     15,128       (7,487)     (14,818)
                                                              ---------    ---------    ---------
    Net cash provided by operating activities...............    172,405      146,845      192,242

INVESTING ACTIVITIES
  Purchases of patient service equipment and property,
    equipment and improvements, net of effects of
    acquisitions............................................    (53,068)     (75,119)     (96,414)
  Proceeds from disposition of assets.......................      3,170        1,038          637
  Acquisitions and payments of contingent consideration.....     (2,727)     (53,427)     (26,220)
                                                              ---------    ---------    ---------
    Net cash used in investing activities...................    (52,625)    (127,508)    (121,997)

FINANCING ACTIVITIES
  Payments on term loan.....................................         --      (68,938)     (79,062)
  Payments under revolving credit facility..................    (50,000)          --           --
  Payments on other long-term debt..........................     (8,773)      (5,826)      (3,608)
  Capitalized debt costs, net...............................     (3,535)      (2,226)        (982)
  Repurchases of common stock...............................         --           --         (958)
  Issuances of common stock.................................      1,686        2,671       10,736
                                                              ---------    ---------    ---------
    Net cash used in financing activities...................    (60,622)     (74,319)     (73,874)
                                                              ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents........     59,158      (54,982)      (3,629)
Cash and cash equivalents at beginning of year..............     16,317       75,475       20,493
                                                              ---------    ---------    ---------
    Cash and cash equivalents at end of year................  $  75,475    $  20,493    $  16,864
                                                              =========    =========    =========

See notes to consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation: The accompanying consolidated financial statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

     Company Background and Segment Reporting: Apria operates in the home healthcare segment of the healthcare industry and provides services including home respiratory therapy, home infusion therapy, home medical equipment and other services to patients in the home throughout the United States through its approximately 360 branch locations. Respiratory therapy, infusion therapy and home medical equipment/other represented approximately 65%, 19% and 16% of total 2000 revenues, respectively. The gross margins in 2000 for respiratory therapy, infusion therapy and home medical equipment/other were 80%, 59% and 60%, respectively.

     Management measures operating results on a geographic basis and, therefore, views each branch as an operating segment. All the branches provide the same services, except that infusion services are not offered in all the geographic markets in which the company operates. For financial reporting purposes, all the company's operating segments are aggregated into one reportable segment.

     Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition and Concentration of Credit Risk: Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Approximately 30% of the company's 2000 revenues are reimbursed under arrangements with Medicare and Medicaid. In 2000, no other third-party payor group represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2000.

     Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

     Management performs analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

     Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

     The company adopted Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", in the fourth quarter of 2000. SAB 101 provides guidance on the proper timing of

                          APRIA HEALTHCARE GROUP INC.

revenue recognition in accordance with generally accepted accounting principles. The adoption of SAB 101 did not have a material effect on the company's consolidated results of operations or financial position.

     Cash and Cash Equivalents: Apria maintains cash with various financial institutions. These financial institutions are located throughout the United States and the company's cash management practices limit exposure to any one institution. Outstanding checks in excess of bank balances, which are reported as a component of accounts payable, were $14,229,000 and $18,488,000 at December 31, 1999 and 2000, respectively. Management considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

     Accounts Receivable: Included in accounts receivable are earned but unbilled receivables of $22,987,000 and $17,935,000 at December 31, 1999 and 2000, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of disposables used in conjunction with patient service equipment and pharmaceuticals.

     Patient Service Equipment: Patient service equipment consists of medical equipment provided to in-home patients and is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment, which range from one to 10 years.

     Property, Equipment and Improvements: Property, equipment and improvements are stated at cost. Included in property and equipment are assets under capitalized leases which consist solely of computer equipment. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for each of the categories presented in Note 3 are as follows: leasehold improvements -- the shorter of the remaining lease term or seven years; equipment and furnishings -- three to 15 years; information systems -- three to four years.

     Capitalized Software: Included in property, equipment and improvements are costs related to internally-developed and purchased software that are capitalized and amortized over periods not exceeding four years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software.

     The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount. If events and circumstances indicate that the software is impaired, management applies its policy for measuring and recording impairment of its intangible and other long-lived assets, as described below.

     Intangible and Other Long-lived Assets: Intangible assets consist of covenants not to compete and goodwill arising from business combinations. The values assigned to intangible assets are amortized on a straight-line basis. Covenants are amortized over contractual terms, which range from two to 10 years. Goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business, is amortized over the period of expected benefit. The amortization period for substantially all of the company's goodwill is 20 years.

     Management reviews for impairment of long-lived assets and intangible assets to be held and used in the company's operations on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of assessing impairment, assets

                          APRIA HEALTHCARE GROUP INC.

are grouped at the branch level which is the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Goodwill is generally separately identified by acquisition and branch location. However, for multi-location acquisitions, goodwill is allocated to branches on the basis of annual revenues as of the acquisition date. Management deems the long-lived and/or intangible assets of a branch to be impaired if estimated expected undiscounted future cash flows are less than the carrying amount of the assets. Estimates of expected future cash flows are based on management's best estimates of anticipated operating results over the remaining useful life of the assets. For those branches identified as containing impaired assets, the company measures the impairment as the amount by which the carrying amount of the asset exceeds the fair value of the asset. In estimating the fair value of the asset, management utilizes a valuation technique based on the present value of expected future cash flows. Management does not believe any impairment of its long-lived assets or intangible assets existed at December 31, 2000.

     Fair Value of Financial Instruments: The fair value of long-term debt and letters of credit is determined by reference to borrowing rates currently available to Apria for loans with similar terms and average maturities. The carrying amounts of cash and cash equivalents, accounts receivables, trade payables and accrued expenses approximate fair value because of their short maturity.

     Advertising: Advertising costs amounting to $3,295,000, $2,528,000 and $2,212,000 for 1998, 1999 and 2000, respectively, are expensed as incurred and included in "Selling, distribution and administrative expenses."

     Income Taxes: Apria provides for income taxes in accordance with provisions specified in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

     Per Share Amounts: Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income (loss) per share includes the effect of the potential shares outstanding, including dilutive stock options and warrants, using the treasury stock method.

     Stock-Based Compensation: Apria grants options to employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Apria has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS No. 123").

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 provides clarification for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees," including: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 became effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occur after either December 15, 1998 or January 12, 2000. Apria adopted FIN 44 during the third quarter of

                          APRIA HEALTHCARE GROUP INC.

2000. The adoption of FIN 44 did not have a material effect on Apria's consolidated results of operations or financial position.

     Comprehensive Income: For the years ended December 31, 1998, 1999 and 2000, there were no differences between comprehensive income (loss) and net income
(loss).

     Recent Accounting Pronouncements: Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), was issued in June 1998 and subsequently amended in June 1999 by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133". SFAS No. 133 was further amended in June 2000 by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. Changes in the fair value of derivatives must be recorded each period. SFAS No. 133 also requires formal documentation, designation at the time the hedge transaction is initiated and assessment of the effectiveness of the transactions that receive hedge accounting. Apria's adoption of SFAS No. 133, which was required beginning January 1, 2001, will not have a material effect on the company's consolidated financial statements.

     Reclassifications: Certain amounts for prior periods have been reclassified to conform to the current year presentation.

NOTE 2 -- BUSINESS COMBINATIONS AND DISPOSITIONS

     During 1998, 1999 and 2000, Apria acquired a number of complementary businesses in specific geographic markets which were purchased for cash. The transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The purchase prices were allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value.

     The following table summarizes the allocation of the purchase prices of acquisitions made by the company, including payments of contingent consideration that totaled $1,626,000 in 2000. At December 31, 2000, outstanding contingent consideration totaled $2,919,000.

                                                           YEAR ENDED DECEMBER 31,
                                                         ----------------------------
                                                          1998      1999       2000
                                                         ------    -------    -------
                                                                (IN THOUSANDS)
Fair value of assets acquired..........................  $2,610    $56,313    $26,778
Liabilities paid (assumed), net........................     117     (2,886)      (558)
                                                         ------    -------    -------
  Cash paid............................................  $2,727    $53,427    $26,220
                                                         ======    =======    =======

     The fair value of assets acquired during 1998, 1999 and 2000 includes intangible assets of $1,653,000, $49,324,000 and $22,492,000, respectively.

     During the third quarter of 1998, Apria sold its infusion business in California to Crescent Healthcare, Inc. and exited the infusion business in Texas, Louisiana, West Virginia, western Pennsylvania and downstate New York. Charges of $7,263,000 related to the wind-down of exited infusion operations and a $3,798,000 loss on sale of the California business were recorded. The operations of these infusion locations had revenues of $41,480,000 in 1998.

                          APRIA HEALTHCARE GROUP INC.

NOTE 3 -- PROPERTY, EQUIPMENT AND IMPROVEMENTS

     Property, equipment and improvements consist of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        2000
                                                         --------    --------
                                                            (IN THOUSANDS)
Leasehold improvements.................................  $ 20,787    $ 20,912
Equipment and furnishings..............................    44,960      46,136
Information systems....................................    43,391      57,408
                                                         --------    --------
                                                          109,138     124,456
Less accumulated depreciation..........................   (67,635)    (83,826)
                                                         --------    --------
                                                         $ 41,503    $ 40,630
                                                         ========    ========

     In 1998, Apria discontinued the implementation of an enterprise resource planning system. Accordingly, Apria wrote off related software and other capitalized costs of $7,548,000 in the third quarter of 1998. As part of the decision to terminate the enterprise resource planning project, management evaluated its existing systems to determine their long-term viability in the context of the company's overall strategic direction. It was determined that the company was at some risk in continuing to run the infusion billing system on its current platform, which is no longer supported by the computer industry. To mitigate this risk, Apria is in the process of converting the infusion system to the same operating platform used in the company's respiratory therapy/home medical equipment business. The company also installed a number of enhancements to the systems, rendering certain previously-developed modules obsolete. Additionally, pharmacy and branch consolidations and closures resulted in a variety of computer equipment that was no longer needed. Due to its age and technological obsolescence, it was deemed to have no future value. As a result of these actions, Apria recorded an impairment charge of $11,843,000 in the third quarter of 1998.

NOTE 4 -- INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        2000
                                                         --------    --------
                                                            (IN THOUSANDS)
Covenants not to compete...............................  $ 16,034    $ 16,455
Goodwill...............................................   149,352     170,522
                                                         --------    --------
                                                          165,386     186,977
Less accumulated amortization..........................   (39,745)    (49,049)
                                                         --------    --------
                                                         $125,641    $137,928
                                                         ========    ========

     1998 Impairment of Intangible Assets: The deterioration in the infusion therapy industry and management's decision in 1998 to withdraw from the infusion service line in certain geographic markets served as indicators of potential intangible asset impairment. Other indicators of potential impairment identified by management included, among other issues, the company's declining common stock price, failure to meet its already lowered financial expectations, the threat of continued Medicare reimbursement reductions, government investigations against the company, slower than expected progress in improving its billing and collection process, and collection difficulties resulting from reported financial problems within major managed care organizations with which Apria does business. In the third quarter of 1998, management conducted an evaluation of the carrying value of the company's recorded intangible assets. Management considered current and anticipated industry conditions, recent changes in its business

                          APRIA HEALTHCARE GROUP INC.

strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $76,223,000, which includes a write-off of $4,771,000 in intangible assets associated with the exit of the infusion service line in certain areas.

NOTE 5 -- CREDIT FACILITY AND LONG-TERM DEBT

     Long-term debt consists of the following:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1999        2000
                                                         --------    --------
                                                            (IN THOUSANDS)
Term loan payable......................................  $219,062    $140,000
9 1/2% senior subordinated notes.......................   200,000     200,000
Capital lease obligations (see Note 9).................     4,032       3,478
                                                         --------    --------
                                                          423,094     343,478
Less: Current maturities...............................   (23,528)     (1,999)
      Unamortized deferred debt costs..................    (5,365)     (3,729)
                                                         --------    --------
                                                         $394,201    $337,750
                                                         ========    ========

     Credit Agreement: Apria's credit agreement with Bank of America and a syndicate of banks was amended in March and September of 2000. The March amendment increased the agreement's maximum capital expenditure limitation, while the most recent amendment extended the maturity date of the agreement to September 30, 2002. The September amendment also reduced the interest rate on borrowings by .75%, increased the aggregate purchase price permitted for acquisitions from $125,000,000 to $200,000,000 through the maturity date of the agreement and increased the revolving line of credit from $30,000,000 to $50,000,000. In conjunction with the September amendment, Apria also reduced the outstanding term loan by $20,062,000.

     The company further reduced the outstanding term loan by making voluntary prepayments of $30,000,000 and $19,000,000 on October 20 and December 20, 2000, respectively. The voluntary prepayments reduced the scheduled term loan payments for the five quarterly periods ending December 31, 2000 through December 31, 2001, to zero. Remaining scheduled payments for the quarters ended March 31 and June 30, 2002, amount to $6,000,000 and $10,000,000, respectively.

     The amended agreement permits Apria to elect one of two variable rate interest options at the time an advance is made. The first option is expressed as 1.75% plus the higher of (a) the Bank of America "reference rate" and (b) the Federal Funds Rate plus 0.50% per annum. The second option is a rate based on the London Interbank Offered Rate plus 2.75% per annum. The effective interest rate at December 31, 2000 was 9.44% for term loan borrowings of $140,000,000. The amended credit agreement requires payment of commitment fees of 0.375% on the unused portion of the revolving credit facility.

     Borrowings under the credit facility are collateralized by substantially all of the assets of Apria. The agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and restrictions on cash dividends, loans and other distributions. At December 31, 2000, the company was in compliance with all of the financial covenants required by the credit agreement.

     The carrying value of the term loan approximates fair market value because the underlying instruments are variable notes that reprice frequently.

                          APRIA HEALTHCARE GROUP INC.

     As of December 31, 2000, Apria had no derivative securities that require fair value measurement under SFAS No. 133. The company is exposed to changes in interest rates through its bank credit facility which offers the variable rate interest options discussed above.

     At December 31, 2000, the company's outstanding letters of credit amounted to $1,000,000 and credit available under the revolving credit facility was $49,000,000.

     9 1/2% Senior Subordinated Notes: Apria's $200,000,000 9 1/2% senior subordinated notes mature November 1, 2002 and are subordinated to all senior debt of the company and are senior in right of payment to subordinated debt of the company. The fair value of these notes, as determined by reference to quoted market prices, is $196,080,000 and $195,200,000 at December 31, 1999 and 2000,
respectively.

     Under the indenture governing Apria's senior subordinated notes, the company's ability to incur additional indebtedness becomes restricted when the company's fixed charge coverage ratio (as defined in the indenture) is less than
3.0 to 1.0. At December 31, 2000, the company's fixed charge coverage ratio exceeds the minimum required by the indenture.

     Maturities of long-term debt, exclusive of capital lease obligations, are as follows:

                                                               (IN
                                                            THOUSANDS)
2001......................................................   $     --
2002......................................................    340,000
                                                             --------
                                                             $340,000
                                                             ========

     Total interest paid in 1998, 1999 and 2000 amounted to $44,989,000, $37,923,000 and $37,119,000, respectively.

NOTE 6 -- STOCKHOLDERS' EQUITY

     Common Stock: Apria has granted registration rights to certain holders of common stock under which the company is obligated to pay the expenses associated with those registration rights.

     On February 7, 2000, the Rights Agreement dated as of February 8, 1995, between Apria and Norwest Bank Minnesota, National Association, as successor Rights Agent, expired. As a result, all outstanding Rights issued under that Agreement that were evidenced by shares of the company's common stock have become void and may no longer be exercised under any circumstances.

     Stock Compensation Plans: Apria has various stock-based compensation plans, which are described below. Management applies the provisions of APB No. 25 and related interpretations in accounting for its plans. No compensation expense has been recognized upon granting of options under its fixed stock option plans or its performance-based plans. Had compensation expense for the company's stock-based compensation plans been recognized based on the fair value of awards at the date of grant, consistent with

                          APRIA HEALTHCARE GROUP INC.

the method of SFAS No. 123, Apria's net income (loss) and per share amounts would have been adjusted to the pro forma amounts indicated below.

                                                        1998           1999         2000
                                                     -----------    ----------    ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net (loss) income:
  As reported......................................   $(207,938)     $204,135      $57,006
  Pro forma........................................   $(212,518)     $196,971      $47,812
Basic net (loss) income per share:
  As reported......................................   $   (4.02)     $   3.93      $  1.09
  Pro forma........................................   $   (4.11)     $   3.79      $  0.91
Diluted net (loss) income per share:
  As reported......................................   $   (4.02)     $   3.81      $  1.06
  Pro forma........................................   $   (4.11)     $   3.71      $  0.89

     For purposes of pro forma disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1999 and 2000: risk-free interest rates ranging from 5.72% to 4.16%, 6.81% to 6.89% and 5.99% to 6.72%, respectively; dividend yield of 0% for all years; expected lives of 5.36 years for 1998, 5.08 years for 1999 and 4.89 years for 2000; and volatility of 63% for 1998, 64% for 1999 and 65% for 2000.

     Fixed Stock Options: Apria has various fixed stock option plans that provide for the granting of incentive or non-statutory options to its key employees and non-employee members of the Board of Directors. In the case of incentive stock options, the exercise price may not be less than the fair market value of the company's stock on the date of the grant, and may not be less than 110% of the fair market value of the company's stock on the date of the grant for any individual possessing 10% or more of the voting power of all classes of stock of the company. The options become exercisable at any time from the date of grant to five years after the date of grant and expire not later than 10 years after the date of grant.

     A summary of the status of Apria's fixed stock options as of December 31, 2000, 1999 and 1998, and the activity during the years ending on those dates is presented below:

                                            1998                    1999                    2000
                                   ----------------------   ---------------------   ---------------------
                                                WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                     SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                   ----------   ---------   ---------   ---------   ---------   ---------
Outstanding at beginning of
  year...........................   2,803,952    $17.46     2,300,969    $14.73     2,619,083    $15.73
Granted:
  Exercise price equal to fair
     value.......................     774,994    $ 8.78       563,332    $18.06     1,136,000    $16.47
  Exercise price greater than
     fair value..................      75,000    $12.56        50,000    $18.45            --    $   --
Exercised........................    (104,638)   $ 4.33      (189,241)   $10.24      (322,432)   $15.87
Forfeited........................  (1,248,339)   $17.90      (105,977)   $17.59      (164,555)   $17.69
                                   ----------               ---------               ---------
Outstanding at end of year.......   2,300,969    $14.73     2,619,083    $15.73     3,268,096    $15.87
                                   ==========               =========               =========
Exercisable at end of year.......   1,701,287    $14.20     1,792,519    $15.14     1,868,339    $15.23
                                   ==========               =========               =========

     The weighted-average fair values of fixed stock options granted during 1998, 1999 and 2000 were $5.30, $10.79 and $9.85, respectively.

                          APRIA HEALTHCARE GROUP INC.

     The following table summarizes information about fixed stock options outstanding at December 31, 2000:

                             OPTIONS OUTSTANDING
                   ----------------------------------------
                                    WEIGHTED-                     OPTIONS EXERCISABLE
                                     AVERAGE       WEIGHTED   ----------------------------
                                    REMAINING      AVERAGE                    WEIGHTED-
RANGE OF EXERCISE    NUMBER        CONTRACTUAL     EXERCISE     NUMBER         AVERAGE
     PRICES        OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE   EXERCISE PRICE
-----------------  -----------   ---------------   --------   -----------   --------------
 $ 4.45 - $12.19      760,244         7.17          $ 8.79       670,244        $ 8.33
 $12.25 - $16.63      474,420         7.37          $14.74       331,920        $14.59
 $16.94 - $16.94      871,000         8.96          $16.94        10,800        $16.94
 $17.05 - $20.00      660,312         7.27          $18.03       368,255        $17.95
 $20.50 - $29.00      502,120         4.58          $23.00       487,120        $23.07
                    ---------                                  ---------
 $ 4.45 - $29.00    3,268,096         7.30          $15.87     1,868,339        $15.23
                    =========                                  =========

     Performance-Based Stock Options: Included in Apria's stock-based compensation plans are provisions for the granting of performance-based stock options. In 1998 and 1999, Apria granted such stock option awards to its key employees and to key members of senior management. One third of these options vested in January 2000, with the remainder scheduled to vest in July 2005. Accelerated vesting was provided for upon the occurrence of certain events and on designated dates on which the average fair market value of Apria's common stock during any period of 90 consecutive calendar days subsequent to the grant date was not less than a targeted per share price. As of January 2, 2001, all such outstanding options had vested. These performance-based stock options expire 10 years after the date of grant.

     Also, the company has a Long-Term Senior Management Equity Plan which provided for the granting of non-statutory stock option awards to key members of senior management at fair market value on the date of the grant. The plan provided for vesting at certain time intervals and accelerated vesting upon the occurrence of certain events and the achievement of certain cumulative and annual earnings per share targets. As of March 1999, all outstanding options had vested. Since 1995, no options have been granted under this plan and no further grants are authorized. Options awarded under this plan expire 10 years from the date of grant.

     A summary of the status of the Apria's performance-based stock options as of December 31, 1998, 1999 and 2000, and the activity during the years ending on those dates is presented below:

                                            1998                    1999                    2000
                                    ---------------------   ---------------------   ---------------------
                                                WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                 AVERAGE                 AVERAGE                 AVERAGE
                                                EXERCISE                EXERCISE                EXERCISE
                                     SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                                    ---------   ---------   ---------   ---------   ---------   ---------
Outstanding at beginning of
  year............................    836,602    $11.24     3,410,862    $ 7.55     3,208,392     $7.77
Granted:
  Exercise price equal to fair
     value........................  2,767,000    $ 6.88       124,500    $13.54            --     $  --
  Exercise price greater than fair
     value........................    136,500    $ 6.50        20,000    $ 6.50            --     $  --
Exercised.........................   (112,100)   $11.00       (80,470)   $11.00      (776,484)    $7.20
Forfeited.........................   (217,140)   $10.85      (266,500)   $ 6.50       (47,506)    $6.50
                                    ---------               ---------               ---------
Outstanding at end of year........  3,410,862    $ 7.55     3,208,392    $ 7.77     2,384,402     $7.99
                                    =========               =========               =========
Exercisable at end of year........    610,622    $10.53       871,142    $ 9.70     1,747,365     $8.36
                                    =========               =========               =========

     The weighted-average fair values of performance based stock options granted during 1998 and 1999 were $4.52 and $7.38, respectively.

                          APRIA HEALTHCARE GROUP INC.

     The following table summarizes information about performance-based stock options outstanding at December 31, 2000:

                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                 ----------------------------------------   -----------------------
                                  WEIGHTED-
                                   AVERAGE       WEIGHTED                 WEIGHTED-
                                  REMAINING      AVERAGE                   AVERAGE
   RANGE OF        NUMBER        CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
EXERCISE PRICES  OUTSTANDING   LIFE (IN YEARS)    PRICE     EXERCISABLE     PRICE
---------------  -----------   ---------------   --------   -----------   ---------
$4.69 - $ 6.50    1,328,996         7.59          $ 6.33       733,461     $ 6.19
$6.75 - $ 9.00      610,000         7.41          $ 8.75       596,666     $ 8.75
$9.50 - $18.56      445,406         2.44          $11.88       417,238     $11.61
                  ---------                                  ---------
$4.69 - $18.56    2,384,402         6.58          $ 7.99     1,747,365     $ 8.36
                  =========                                  =========

     Approximately 9,834,000 shares of common stock are reserved for future issuance upon exercise of stock options under these plans.

NOTE 7 -- INCOME TAXES

     Significant components of Apria's deferred tax assets and liabilities are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1999        2000
                                                              --------    --------
                                                                 (IN THOUSANDS)
Deferred tax liabilities:
  Tax over book depreciation................................  $(16,579)   $ (4,834)
  Other, net................................................      (559)       (878)
                                                              --------    --------
     Total deferred tax liabilities.........................   (17,138)     (5,712)
Deferred tax assets:
  Allowance for doubtful accounts...........................    20,860      14,636
  Accruals..................................................    12,827       9,251
  Asset valuation reserves..................................    11,693       2,766
  Net operating loss carryforward, limited by sec.382.......    89,104      70,115
  AMT and research credit carryovers........................     6,859       8,052
  Intangible assets.........................................    14,021       8,126
  Other, net................................................       343         909
                                                              --------    --------
     Total deferred tax assets..............................   155,707     113,855
                                                              --------    --------
     Net deferred tax assets................................  $138,569    $108,143
                                                              ========    ========

     At December 31, 2000, the company's net current deferred tax assets and net long-term deferred tax assets are $33,067,000 and $75,076,000 respectively. The difference in the company's deferred tax assets from 1999 to 2000 is primarily attributable to utilization of current year net operating loss carryforwards.

     At December 31, 2000, Apria had federal net operating loss carryforwards of approximately $173,000,000, expiring in varying amounts in the years 2003 through 2013 and various state operating loss carryforwards that began to expire in 1997. Additionally, the company has an alternative minimum tax credit carryforward of approximately $8,000,000. As a result of an ownership change in 1992 that met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state operating loss carryforwards generated prior to 1992 are each limited to approximately $5,000,000 per year. Because of the annual limitation, approximately $57,000,000 of each of Apria's federal and state operating loss carryforwards may expire unused. The net operating loss carryforward amount in the related deferred tax asset excludes such amount.

                          APRIA HEALTHCARE GROUP INC.

     Income tax expense (benefit) consists of the following:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                        1998       1999        2000
                                                       ------    ---------    -------
                                                               (IN THOUSANDS)
Current:
  Federal............................................  $   --    $   1,470    $ 1,622
  State..............................................   2,000        6,145      5,099
  Foreign............................................   1,000           --         --
                                                       ------    ---------    -------
                                                        3,000        7,615      6,721
Deferred:
  Federal............................................      --     (123,495)    30,116
  State..............................................      --      (15,074)     4,298
                                                       ------    ---------    -------
                                                           --     (138,569)    34,414
                                                       ------    ---------    -------
                                                       $3,000    $(130,954)   $41,135
                                                       ======    =========    =======

     During 2000, the exercise of stock options granted under Apria's various stock option plans gave rise to $10,844,000 in compensation that is includable as taxable income to the employee and deductible by the company for federal and state tax purposes but is not recognized as expense for financial reporting purposes.

     Current federal income tax expense for 1999 and 2000 represents the company's expected federal alternative minimum tax liability. This amount is also reflected as a deferred tax asset in the accompanying balance sheet.

     Current state income tax expense for each period presented includes state tax amounts accrued and paid on a basis other than income. The current liability also includes estimated settlement amounts for state income tax examinations. During 1999, the company settled its foreign tax liabilities associated with the foreign tax audits.

     Differences between Apria's income tax expense (benefit) and an amount calculated utilizing the federal statutory rate are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1998        1999        2000
                                                     --------    ---------    -------
                                                              (IN THOUSANDS)
Income tax (benefit) expense at statutory rate.....  $(71,728)   $  25,613    $34,349
Non-deductible merger costs and amortization and
  impairment loss on goodwill......................    21,000        1,628      1,590
State and foreign taxes, net of federal benefit and
  state loss carryforwards.........................       422        4,073      3,942
Decrease in valuation allowance for deferred items
  currently recognized.............................        --     (158,992)        --
Tax benefit of net operating loss not currently
  recognized.......................................    53,306           --         --
Other..............................................        --       (3,276)     1,254
                                                     --------    ---------    -------
                                                     $  3,000    $(130,954)   $41,135
                                                     ========    =========    =======

     Net income taxes (refunded) paid in 1998, 1999 and 2000, amounted to $(3,103,000), $2,679,000 and $2,575,000, respectively.

                          APRIA HEALTHCARE GROUP INC.

NOTE 8 -- PER SHARE AMOUNTS

     The following table sets forth the computation of basic and diluted per share amounts:

                                                                    YEAR ENDED DECEMBER 31,
                                                             --------------------------------------
                                                                1998           1999         2000
                                                             -----------    ----------    ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Numerator:
  Net (loss) income........................................   $(207,938)     $204,135      $57,006
  Numerator for basic per share amounts -- (loss) income
     available to common stockholders......................   $(207,938)     $204,135      $57,006
  Numerator for diluted per share amounts -- (loss) income
     available to common stockholders......................   $(207,938)     $204,135      $57,006
Denominator:
  Denominator for basic per share
     amounts -- weighted-average shares....................      51,732        51,940       52,375
  Effect of dilutive securities:
     Employee stock options................................          --         1,590        1,647
                                                              ---------      --------      -------
     Dilutive potential common shares......................          --         1,590        1,647
                                                              ---------      --------      -------
  Denominator for diluted per share amounts -- adjusted
     weighted-average shares...............................      51,732        53,530       54,022
                                                              =========      ========      =======
Basic (loss) income per share amounts......................   $   (4.02)     $   3.93      $  1.09
                                                              =========      ========      =======
Diluted (loss) income per share amounts....................   $   (4.02)     $   3.81      $  1.06
                                                              =========      ========      =======
Employee stock options excluded from the computation of
  diluted per share amounts:
  Exercise price exceeds average market price of common
     stock.................................................       5,433         1,789          249
  Other....................................................          63            --           --
                                                              ---------      --------      -------
                                                                  5,496         1,789          249
                                                              =========      ========      =======
Average exercise price per share that exceeds average
  market price of common stock.............................   $   10.74      $  19.11      $ 25.52
                                                              =========      ========      =======

     Because a net loss was incurred in 1998, the impact of options is antidilutive and consequently there is no difference between basic and diluted per share amounts. For additional disclosure regarding employee stock options, see Note 6.

NOTE 9 -- LEASES

     Apria operates principally in leased offices and warehouse facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms range from one to ten years with renewal options for additional periods. Many leases provide that the company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

     Apria occasionally subleases unused facility space when a lease buyout is not a viable option. Sublease income, in amounts not considered material, is recognized monthly and is offset against facility lease expense. Net rent expense in 1998, 1999 and 2000 amounted to $57,670,000, $55,465,000 and
$56,243,000, respectively.

                          APRIA HEALTHCARE GROUP INC.

     In addition, during 1998, 1999 and 2000, Apria acquired information systems totaling $263,000 and $3,054,000 in 1998 and 2000, respectively, under capital lease arrangements with lease terms ranging from two to three years. No such arrangements were effected in 1999. Amortization of the leased information systems amounted to $9,562,000, $2,023,000 and $87,000 in 1998, 1999 and 2000,
respectively.

     The following amounts for assets under capital lease obligations are included in property, equipment and improvements:

                                                              DECEMBER 31,
                                                            -----------------
                                                             1999       2000
                                                            -------    ------
                                                             (IN THOUSANDS)
Information systems.......................................  $ 7,561    $3,054
Less accumulated depreciation.............................   (4,922)      (87)
                                                            -------    ------
                                                            $ 2,639    $2,967
                                                            =======    ======

     Future minimum payments, by year and in the aggregate, required under noncancellable operating leases and capital lease obligations consist of the following at December 31, 2000:

                                                          CAPITAL    OPERATING
                                                          LEASES      LEASES
                                                          -------    ---------
                                                             (IN THOUSANDS)
2001....................................................  $ 2,206    $ 54,210
2002....................................................    1,521      41,330
2003....................................................       --      30,489
2004....................................................       --      22,582
2005....................................................       --      15,370
Thereafter..............................................       --      14,464
                                                          -------    --------
                                                            3,727    $178,445
                                                                     ========
Less interest included in minimum lease payments........     (249)
                                                          -------
Present value of minimum lease payments.................    3,478
Less current portion....................................   (1,999)
                                                          -------
                                                          $ 1,479
                                                          =======

NOTE 10 -- EMPLOYEE BENEFIT PLANS

     Apria has a 401(k) defined contribution plan, whereby eligible employees may contribute up to 16% of their annual basic earnings. The company matches 50% of the first 8% of employee contributions. Total expenses related to the defined contribution plan were $3,539,000, $3,405,000 and $3,792,000 in 1998, 1999 and
2000, respectively.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     Litigation: Apria is engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcome of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by the company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's consolidated results of operations and financial position.

     Apria and certain of its present and former officers and/or directors are defendants in a class action lawsuit, In Re Apria Healthcare Group Securities Litigation, filed in the U.S. District Court for the

                          APRIA HEALTHCARE GROUP INC.

Central District of California, Southern Division (Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. Pursuant to a court order dated May 27, 1998, the plaintiffs in the original three class actions filed a Consolidated Amended Class Action Complaint on August 6, 1998. The amended complaint purports to establish a class of plaintiff shareholders who purchased Apria's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The amended complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding Apria and its financial condition in violation of federal securities laws. The amended complaint seeks compensatory and punitive damages as well as other relief.

     Two similar class actions were filed during July, 1998 in Superior Court of California for the County of Orange: Schall v. Apria Healthcare Group Inc., et al. (Case No. 797060) and Thompson v. Apria Healthcare Group Inc., et al. (Case No. 797580). These two actions were consolidated by a court order dated October 22, 1998 (Master Case No. 797060). On June 14, 1999, the plaintiffs filed a Consolidated Amended Class Action Complaint asserting claims founded on state law and on Sections 11 and 12(2) of the 1933 Securities Act.

     Apria believes that it has meritorious defenses to the plaintiffs' claims and it intends to vigorously defend itself in both the federal and state cases. In the opinion of Apria's management, the ultimate disposition of these class actions will not have a material adverse effect on the company's financial condition or results of operations.

     Since mid-1998 Apria has received a number of subpoenas and document requests from U.S. Attorneys' offices and from the U.S. Department of Health and Human Services. The subpoenas and requests generally ask for documents, such as patient files, billing records and other documents relating to billing practices, related to the company's patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government in connection with these investigations and is responding to the document requests and subpoenas. In July 1999 the company received notification that the U.S. Attorney's office in Sacramento closed its criminal investigation file relating to eight subpoenas that had been issued by that office.

     In February 2001 the company was informed by the U.S. Attorney's office in Los Angeles that the billing investigation being conducted by that office is the result of qui tam litigation filed on behalf of the government against the company, and that the government is investigating certain allegations for the purpose of determining whether it will intervene in that litigation. The complaints in the litigation are under seal, however, and the government has not informed the company of either the identity of the court or courts where the proceedings are pending, the date or dates instituted, the identity of the plaintiffs, the factual bases alleged to underlie the proceedings, or the relief sought.

     Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. If a judge, jury or administrative agency were to determine that such errors and omissions resulted in the submission of false claims to federal healthcare programs or significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including exclusion of Apria from participation in federal healthcare programs. Apria believes that the company would be in a position to assert numerous meritorious defenses in the event that the qui tam litigation proceeds or any other claims are asserted. However, no assurance can be provided as to the outcome of this litigation or whether any other claims will be asserted or as to the outcome of any other possible proceedings that may result from any such other claims. Management cannot estimate the range of possible loss of this litigation and therefore has not recorded any related accruals.

                          APRIA HEALTHCARE GROUP INC.

     Certain Concentrations: Approximately 65% of Apria's revenues are derived from the provision of respiratory therapy services, a significant portion of which is reimbursed under the federal Medicare program. Effective January 1, 1998, reimbursement for home oxygen services and respiratory drugs was reduced by 25% and 5%, respectively. An additional 5% reduction for home oxygen services was effective January 1, 1999. The impact of the reductions on revenues was approximately $57,000,000 and $10,000,000 for 1998 and 1999, respectively. The Balanced Budget Act of 1997 included a freeze on Consumer Price Index-based reimbursement rate increases for 1998 through 2002 as well as other provisions which may impact reimbursement rates in the future. The Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 provide some relief from the Consumer Price Index-based reimbursement rate freeze and other provisions contained in the Balanced Budget Act of 1997. However, there can be no assurance that further reimbursement reductions will not be made which could adversely impact operating results.

     Apria currently purchases approximately 44% of its patient service equipment and supplies from four suppliers. Although there are a limited number of suppliers, management believes that other suppliers could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue which could adversely affect operating results.

NOTE 12 -- SERVICE/PRODUCT LINE DATA

     The following table sets forth a summary of net revenues by service line:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                      1998        1999         2000
                                                    --------    --------    ----------
                                                              (IN THOUSANDS)
Respiratory.......................................  $552,725    $598,901    $  656,089
Infusion therapy..................................   211,176     179,148       194,508
Home medical equipment/other......................   169,892     161,975       163,604
                                                    --------    --------    ----------
  Total net revenues..............................  $933,793    $940,024    $1,014,201
                                                    ========    ========    ==========

NOTE 13 -- SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTER
                                                  --------------------------------------------
                                                   FIRST       SECOND      THIRD       FOURTH
                                                  --------    --------    --------    --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
1999
Net revenues....................................  $228,294    $232,040    $237,367    $242,323
Gross profit....................................  $162,225    $165,291    $170,761    $173,833
Operating income................................  $ 27,274    $ 28,307    $ 29,385    $ 30,741
Net income......................................  $ 15,562    $ 17,804    $ 18,895    $151,874
Basic net income per common share...............  $   0.30    $   0.34    $   0.36    $   2.92
Diluted net income per common share.............  $   0.30    $   0.33    $   0.35    $   2.83

2000
Net revenues....................................  $250,722    $252,570    $252,588    $258,321
Gross profit....................................  $179,221    $183,189    $185,178    $187,671
Operating income................................  $ 32,637    $ 34,567    $ 35,695    $ 35,298
Net income......................................  $ 12,781    $ 14,071    $ 14,806    $ 15,384
Basic net income per common share...............  $   0.24    $   0.27    $   0.28    $   0.29
Diluted net income per common share.............  $   0.24    $   0.26    $   0.28    $   0.28

                          APRIA HEALTHCARE GROUP INC.

     Fourth Quarter -- 1999: Net income for the fourth quarter of 1999 includes an income tax benefit of $131,357,000 which was primarily attributable to the release of the company's valuation allowance. Management evaluated the available positive and negative evidence in determining the realizability of the net deferred tax assets at December 31, 1999. Management concluded it was more likely than not that the company would realize its net deferred tax assets. In reaching this conclusion, significant weight was given to the company's continued quarterly profitability since the fourth quarter of 1998. Additional positive evidence consisted of the divestiture of unprofitable service lines, the stabilization of reimbursement rates during that fiscal year, and management's ability to develop and achieve internal financial forecasts.

                                 *  *  *  *  *

                          APRIA HEALTHCARE GROUP INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,     JUNE 30,
                                                                  2000           2001
                                                              ------------    -----------
                                                                              (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
                                         ASSETS
Current Assets
  Cash and cash equivalents.................................    $ 16,864       $ 26,632
  Accounts receivable, less allowance for doubtful accounts
     of $39,787 and $36,469 at December 31, 2000 and June
     30, 2001, respectively.................................     145,518        157,071
  Inventories, net..........................................      22,404         22,623
  Deferred income taxes.....................................      33,067         33,673
  Prepaid expenses and other current assets.................       8,617         10,799
                                                                --------       --------
     Total Current Assets...................................     226,470        250,798
Patient Service Equipment, less accumulated depreciation of
  $310,741 and $327,128 at December 31, 2000 and June 30,
  2001, respectively........................................     134,812        153,580
Property, Equipment and Improvements, Net...................      40,630         43,540
Deferred Income Taxes.......................................      75,076         60,853
Intangible Assets, Net......................................     137,928        165,169
Other Assets................................................       1,687          1,649
                                                                --------       --------
                                                                $616,603       $675,589
                                                                ========       ========
                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable..........................................    $ 54,250       $ 55,485
  Accrued payroll and related taxes and benefits............      28,449         28,948
  Accrued insurance.........................................       9,980          9,507
  Income taxes payable......................................      13,378         13,702
  Other accrued liabilities.................................      24,555         28,879
  Current portion of long-term debt.........................       1,999         20,937
                                                                --------       --------
     Total Current Liabilities..............................     132,611        157,458
Long-Term Debt, net of current portion......................     337,750        320,716
Commitments and Contingencies (Note H)......................
Stockholders' Equity
  Preferred stock, $.001 par value:
     10,000,000 shares authorized; none issued..............          --             --
  Common stock, $.001 par value:
     150,000,000 shares authorized; 53,153,890 and
     54,177,527 shares issued at December 31, 2000 and June
     30, 2001, respectively; 53,067,790 and 54,091,427
     outstanding at December 31, 2000 and June 30, 2001,
     respectively...........................................          53             54
  Additional paid-in capital................................     343,621        360,470
  Accumulated deficit.......................................    (196,471)      (162,148)
  Treasury stock, at cost; 86,100 shares at December 31,
     2000 and June 30, 2001.................................        (961)          (961)
                                                                --------       --------
                                                                 146,242        197,415
                                                                --------       --------
                                                                $616,603       $675,589
                                                                ========       ========

See notes to condensed consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                    CONDENSED CONSOLIDATED INCOME STATEMENTS
                                  (UNAUDITED)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                        JUNE 30,                JUNE 30,
                                                  --------------------    --------------------
                                                    2000        2001        2000        2001
                                                  --------    --------    --------    --------
                                                             (DOLLARS IN THOUSANDS,
                                                             EXCEPT PER SHARE DATA)
Net revenues....................................  $252,570    $283,480    $503,292    $554,834
Costs and expenses:
  Cost of net revenues:
     Product and supply costs...................    46,966      49,775      96,412     101,702
     Patient service equipment depreciation.....    19,410      22,477      38,263      43,441
     Nursing services...........................       417         306         870         660
     Other......................................     2,588       3,017       5,337       6,050
                                                  --------    --------    --------    --------
       Total Cost of Net Revenues...............    69,381      75,575     140,882     151,853
  Provision for doubtful accounts...............     8,399      11,069      19,018      19,219
  Selling, distribution and administrative......   137,737     158,097     271,262     306,491
  Amortization of intangible assets.............     2,486       3,126       4,926       5,962
                                                  --------    --------    --------    --------
          Total Costs and Expenses..............   218,003     247,867     436,088     483,525
                                                  --------    --------    --------    --------
       Operating Income.........................    34,567      35,613      67,204      71,309
Interest expense, net...........................    10,307       8,027      20,908      16,435
                                                  --------    --------    --------    --------
       Income Before Taxes......................    24,260      27,586      46,296      54,874
Income tax expense..............................    10,189      10,339      19,444      20,551
                                                  --------    --------    --------    --------
       Net Income...............................  $ 14,071    $ 17,247    $ 26,852    $ 34,323
                                                  ========    ========    ========    ========
Net income per common share:
  Basic.........................................  $   0.27    $   0.32    $   0.51    $   0.64
  Diluted.......................................  $   0.26    $   0.31    $   0.50    $   0.62
Weighted average common shares outstanding:
  Basic.........................................    52,326      53,748      52,258      53,570
  Diluted.......................................    53,661      53,748      53,804      55,616

See notes to condensed consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              -----------------------
                                                                2000          2001
                                                              ---------    ----------
                                                              (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $ 26,852     $  34,323
Items included in net income not requiring cash:
  Provision for doubtful accounts...........................    19,018        19,219
  Depreciation and amortization.............................    52,242        57,022
  Amortization of deferred debt costs.......................     1,357         1,176
  Deferred income taxes and other...........................    17,939        18,817
Changes in operating assets and liabilities, exclusive of
  effects of acquisitions:
  Accounts receivable.......................................   (17,591)      (30,772)
  Inventories...............................................    (2,128)          (56)
  Prepaid expenses and other assets.........................     4,266        (2,160)
  Accounts payable..........................................    (6,361)        1,235
  Accrued payroll and related taxes and benefits............    (2,314)          500
  Other accrued liabilities.................................    (8,941)        1,545
                                                              --------     ---------
     Net Cash Provided by Operating Activities..............    84,339       100,849
INVESTING ACTIVITIES
  Purchases of patient service equipment and property,
     equipment and improvements, exclusive of effects of
     acquisitions...........................................   (42,744)      (66,903)
  Proceeds from disposition of assets.......................       230           202
  Cash paid for acquisitions and payments of contingent
     consideration..........................................   (10,143)      (35,038)
                                                              --------     ---------
     Net Cash Used in Investing Activities..................   (52,657)     (101,739)
FINANCING ACTIVITIES
  Proceeds from revolving credit facility...................        --        29,300
  Payments on revolving credit facility.....................        --       (29,300)
  Payments on term loan.....................................   (10,000)           --
  Payments on other long-term debt..........................    (3,143)         (872)
  Repurchases of common stock...............................      (958)           --
  Issuances of common stock.................................     2,373        11,530
                                                              --------     ---------
     Net Cash Provided by (Used in) Financing Activities....   (11,728)       10,658
                                                              --------     ---------
Net Increase in Cash and Cash Equivalents...................    19,954         9,768
Cash and cash equivalents at beginning of period............    20,493        16,864
                                                              --------     ---------
Cash and Cash Equivalents at End of Period..................  $ 40,447     $  26,632
                                                              ========     =========

See notes to condensed consolidated financial statements.

                          APRIA HEALTHCARE GROUP INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

     In the opinion of management, all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the results of operations for the interim periods presented, have been reflected herein. The unaudited results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2000, included in the company's 2000 Form 10-K.

     For all periods presented herein, there were no differences between net income and comprehensive income.

NOTE B -- RECLASSIFICATIONS, ACCOUNTING ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS

     Reclassifications: Certain amounts from prior periods have been reclassified to conform to the current year presentation.

     Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Recent Accounting Pronouncements: During the first quarter of 2001, Apria adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which was amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of SFAS No. 133" and further amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS No. 133, as amended, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. Changes in the fair value of derivatives must be recorded each period. SFAS No. 133 also requires formal documentation, designation at the time the hedge transaction is initiated and assessment of the effectiveness of the transactions that receive hedge accounting. At June 30, 2001, Apria had no derivative securities that require fair value measurement under SFAS No. 133. Accordingly, adoption of SFAS No. 133 did not have a material effect on the financial statements.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations be accounted for under the purchase method. The statement further requires separate recognition of intangible assets that meet one of two criteria. The statement applies to all business combinations initiated after June 30, 2001.

     SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. The statement also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Existing goodwill will continue to be amortized through the remainder of 2001 at which time amortization will cease and the company will perform a transitional goodwill impairment test. SFAS No. 142 is effective for fiscal periods beginning after December 15, 2001. Apria management is currently evaluating the impact of the new accounting standards on existing goodwill and other intangible assets. While the ultimate impact of the new accounting

                          APRIA HEALTHCARE GROUP INC.

standards has yet to be determined, goodwill amortization expense for the six months ended June 30, 2001 was $4,701,000.

NOTE C -- REVENUE RECOGNITION AND CONCENTRATION OF CREDIT RISK

     Net revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, managed care organizations, Medicare and Medicaid.

     Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

     Management performs various analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, operating statistics and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

NOTE D -- BUSINESS COMBINATIONS

     Apria periodically makes acquisitions of complementary businesses in specific geographic markets. The transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying income statements from the date of acquisition. During the six-month period ended June 30, 2001, cash paid for acquisitions was $35,038,000. Included in this amount is contingent consideration of $1,870,000. At June 30, 2001 outstanding contingent consideration totaled $5,116,000.

     For the acquisitions that closed during the six-month period ended June 30, 2001, $33,339,000 was allocated to intangible assets, which includes amounts not yet paid. Goodwill is being amortized over 20 years and covenants not to compete are being amortized over the life of the respective agreements.

NOTE E -- LONG-TERM DEBT

     At June 30, 2001, Apria's $200,000,000 9 1/2% senior subordinated notes were outstanding and borrowings under the then-existing credit agreement were $140,000,000.

     On July 20, 2001, Apria closed a new $400,000,000 senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The previous credit agreement and the subordinated notes, both of which were scheduled to mature in late 2002, were repaid in full concurrent with the closing of the new senior secured credit agreement. In connection with the early retirement of its debt, Apria will write-off the unamortized balance of deferred financing fees attributable to the subordinated notes and the previous credit agreement. Accordingly, Apria will record an extraordinary charge of approximately $1,600,000, net of tax, in the third quarter of 2001.

     The senior credit facilities consist of: a $100,000,000 five-year revolving credit facility; a $125,000,000 five-year term loan; and a $175,000,000 six-year term loan. On July 20, 2001, borrowings under the

                          APRIA HEALTHCARE GROUP INC.

revolving credit facility were $43,000,000, outstanding letters of credit totaled $1,000,000 and credit available under the revolving facility was $56,000,000.

     Borrowings under the senior credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and, restrictions on cash dividends, loans and other distributions. The agreement also permits Apria to expend a maximum of $100,000,000 per year on acquisitions.

     The senior credit agreement permits Apria to select one of two variable interest rates. The base rate is expressed as the higher of (a) the Federal Funds rate plus 0.50% and (b) the Prime Rate. The Eurodollar rate is based on the London Interbank Offered Rate. Interest on outstanding balances under the senior credit agreement are determined by adding a margin to the Eurodollar rate or base rate existing at each interest calculation date. Margins currently in effect on initial borrowings under the revolving credit facility and the $125,000,000 term loan are 1.75% for Eurodollar loans and 0.75% for base rate loans. Commencing on September 30, 2001, the applicable margins for the revolving credit facility and the $125,000,000 term loan will be based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of EBITDA, as defined. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175,000,000 term loan, the margins are fixed at 3.00% for Eurodollar loans and at 2.00% for base rate loans. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% on the unused portion of the revolving credit facility.

     The $125,000,000 term loan is repayable in 20 consecutive quarterly installments of $5,500,000 to $7,000,000 each, commencing December 31, 2001. The $175,000,000 term loan is repayable in 20 consecutive quarterly installments of $437,500 each, commencing December 31, 2001, and four installments of $41,562,500 each, three of which are payable on the last business day of each calendar quarter commencing December 31, 2006 and the last of which is payable on July 20, 2007.

NOTE F -- EQUITY

     The change in stockholders' equity, other than from net income, is attributable to the exercise of stock options and the tax benefit associated with the exercise of nonqualified stock options. For the six months ended June 30, 2001, proceeds from the exercise of stock options amounted to $11,530,000 and the related tax benefit amounted to $5,320,000.

NOTE G -- INCOME TAXES

     Income taxes for the six months ended June 30, 2000 and 2001 have been provided at the effective tax rate expected to be applicable for the year.

     At December 31, 2000, Apria's federal net operating loss carryforwards ("NOLs") approximated $173,000,000, which will begin expiring in varying amounts in the years 2003 through 2013. Additionally, the company has various state NOLs which began expiring in 1997 and an alternative minimum tax credit carryforward of approximately $8,000,000. As a result of an ownership change in 1992, which met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state NOLs generated prior to 1992 are each limited to approximately $5,000,000 per year. Because of the annual limitation, approximately $57,000,000 of each of Apria's federal and state NOLs may expire unused. The company excludes the $57,000,000 of potentially expiring NOLs from its deferred tax assets. In 2001, for federal tax purposes, NOLs are being utilized to the extent of the company's federal taxable income.

                          APRIA HEALTHCARE GROUP INC.

NOTE H -- COMMITMENTS AND CONTINGENCIES

     Apria and certain of its present and former officers and/or directors are defendants in a class action lawsuit, In Re Apria Healthcare Group Securities Litigation, filed in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. Pursuant to a court order dated May 27, 1998, the plaintiffs in the original three class actions filed a Consolidated Amended Class Action Complaint on August 6, 1998. The amended complaint purports to establish a class of plaintiff shareholders who purchased Apria's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The amended complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding Apria and its financial condition in violation of federal securities laws. The amended complaint seeks compensatory and punitive damages as well as other relief.

     Two similar class actions were filed during July 1998 in the Superior Court for the State of California for the County of Orange: Schall v. Apria Healthcare Group Inc., et. al. (Case No. 797060) and Thompson v. Apria Healthcare Group Inc., et al. (Case No. 797580). These two actions were consolidated by a court order dated October 22, 1998 (Master Case No. 797060). On June 14, 1999, the plaintiffs filed a Consolidated Amended Class Action Complaint asserting claims founded on state law and on Sections 11 and 12(2) of the 1933 Securities Act.

     Apria believes that it has meritorious defenses to the plaintiffs' claims, and it intends to vigorously defend itself in both the federal and state cases. In the opinion of Apria's management, the ultimate disposition of these class actions will not have a material adverse effect on Apria's results of operations or financial condition.

     Since mid-1998 Apria has received a number of subpoenas and document requests from U.S. Attorneys' offices and from the U.S. Department of Health and Human Services. The subpoenas and requests generally ask for documents, such as patient files, billing records and other documents relating to billing practices, related to Apria's patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government in connection with these investigations and is responding to the document requests and subpoenas. In July 1999, Apria received notification that the U.S. Attorney's office in Sacramento closed its criminal investigation file relating to eight subpoenas that had been issued by that office.

     In January 2001, Apria was informed by the U.S. Attorney's office in Los Angeles that the billing investigation being conducted by that office is the result of qui tam litigation filed on behalf of the government against Apria, and that the government is investigating certain allegations for the purpose of determining whether it will intervene in that litigation. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identity of the court or courts where the proceedings are pending, the date or dates instituted, the identity of the plaintiffs or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the qui tam actions; however, it could reach a decision with respect to intervention soon.

     Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. If a judge, jury or administrative agency were to determine that such errors and omissions resulted in the submission of false claims to federal healthcare programs or significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including exclusion of Apria from participation in federal healthcare programs.

                          APRIA HEALTHCARE GROUP INC.

     Since early 2001, Apria has had discussions with representatives of the government concerning the results of a sampling of 300 patient files submitted by Apria in response to government subpoenas. The government's sample of 300 patient files includes approximately 2,300 "claims" or monthly invoices for services and products over a three-and-one-half year period from mid-1995 through year-end 1998. The government has alleged that certain of these claims, involving up to approximately $110,000 of aggregate billings, are inadequately supported by required documentation with the result, in the government's view, that Apria is liable for overpayments and penalties under the False Claims Act. On July 12, 2001, government representatives and counsel for the plaintiffs in the qui tam actions asserted that, by a process of extrapolation from the 300 patient sample to all of Apria's billings to the federal government during the sample period, Apria is liable to the government for treble damages of $309 million (based on an extrapolation to $103 million from the alleged false claims in the sample), plus penalties of $5,000 to $10,000 for each of over 900,000 allegedly false claims, or a range of total liability from $4.8 billion to over $9 billion.

     Apria considers these assertions and amounts to be unsupported both legally and factually. Apria's position is that the legal analysis of the government and the qui tam plaintiffs is incorrect, that their review of the sample vastly overstates the number and significance of deficiencies, and that the sampling and extrapolation methodologies under the circumstances are statistically flawed and legally problematic. Apria believes that the number of sample invoices affected by substantive errors or omissions in supporting documentation is much less than the government and the qui tam plaintiffs assert. Further, Apria believes that most of the alleged errors and omissions should not give rise to any liability, for refunds or otherwise. In fact, Apria believes that its total obligation to refund overpayments attributable to all of the substantively deficient documentation in the government's sample should be less than $10,000 instead of the $110,000 alleged by the government.

     Apria believes that the claims asserted are unwarranted and that Apria is in a position to assert numerous meritorious defenses. However, Apria cannot provide any assurances as to the outcome of these proceedings. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

     Apria is also engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by Apria upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's results of operations or financial condition.

                          APRIA HEALTHCARE GROUP INC.

NOTE I -- PER SHARE AMOUNTS

     The following table sets forth the computation of basic and diluted per share amounts:

                                                            THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                 JUNE 30,             JUNE 30,
                                                            -------------------   -----------------
                                                              2000       2001      2000      2001
                                                            --------   --------   -------   -------
                                                                    (DOLLARS IN THOUSANDS,
                                                                    EXCEPT PER SHARE DATA)
NUMERATOR:
  Net income..............................................  $14,071    $17,247    $26,852   $34,323
  Numerator for basic and diluted per share amounts -- net
     income available to common stockholders..............  $14,071    $17,247    $26,852   $34,323
DENOMINATOR:
  Denominator for basic per share amounts -- weighted
     average shares.......................................   52,326     53,748     52,258    53,570
     Effect of dilutive securities:
       Employee stock options.............................    1,335      2,000      1,546     2,046
                                                            -------    -------    -------   -------
       Total dilutive potential common shares.............    1,335      2,000      1,546     2,046
                                                            -------    -------    -------   -------
  Denominator for diluted per share amounts -- adjusted
     weighted average shares..............................   53,661     55,748     53,804    55,616
                                                            =======    =======    =======   =======
BASIC NET INCOME PER COMMON SHARE.........................  $  0.27    $  0.32    $  0.51   $  0.64
                                                            =======    =======    =======   =======
DILUTED NET INCOME PER COMMON SHARE.......................  $  0.26    $  0.31    $  0.50   $  0.62
                                                            =======    =======    =======   =======
Employee stock options excluded from the computation of
  diluted per share amounts:
     Exercise price exceeds average market price of common
       stock..............................................    2,659      1,815      2,608     1,900
Average exercise price per share that exceeds average
  market price of common stock............................  $ 18.34    $ 27.12    $ 18.42   $ 27.08
                                                            =======    =======    =======   =======

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